

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR FOR THE

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

SILVER ELEPHANT MINING CORP.

TO BE HELD ON

FRIDAY, SEPTEMBER 10, 2021

July 28, 2021



SILVER ELEPHANT MINING CORP.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, September 10, 2021
Time:	6:30 a.m. (Pacific Daylight Time)
Location:	Virtual Meeting via teleconferencing
Participant / Guests (Toll Free):	1-877-407-2991 (Canada and USA)
Participant / Guest (Toll):	1-201-389-0925 (for holders outside of Canada and USA)

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "**Meeting**") of the shareholders (the "**Shareholders**") of Silver Elephant Mining Corp. (the "**Company**") will be held at the above date, time and location, subject to any adjournment or postponement thereof for the following purposes:

1. to receive the audited financial statements of Silver Elephant Mining Corp. for the year ended December 31, 2020 and the auditor's report thereon;

2. to fix the number of directors at four (4);

3. to elect four directors for the ensuing year;

4. to appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company's auditor for the ensuing year and authorize the directors to set the auditor's remuneration;

5. to consider and, if deemed advisable, to pass, with or without variation, a resolution confirming and approving the new 10% rolling incentive plan of the Company, as are more particularly described in the accompanying Management Information Circular (the "**Management Information Circular**"); and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of Coronavirus Disease 2019 ("**COVID-19**"), and to limit and mitigate risks to the health and safety of our communities, Shareholders, employees, directors and other stakeholders, we will be holding the Meeting in a virtual only format this year. Shareholders will not need to physically attend the Meeting.

Shareholders wishing to attend the Meeting may do so by calling 1-877-407-2991 (toll-free in Canada and USA) or 1-201-389-0925 (for holders outside of Canada and USA) and instructions will be provided as to how shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

Registered Shareholders and duly appointed proxy holders will be able to attend and vote at the Meeting virtually by using the telephonic dial-in provided above.

Beneficial Shareholders who have not duly appointed themselves will be able to attend the virtual Meeting as guests.

Meeting Format

The Company is holding the Meeting this year as a completely virtual Meeting, which will be conducted via teleconference. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Meeting via teleconference.

Beneficial Shareholders (being Shareholders who hold their common shares of the Company ("**Common Shares**") through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) will be able to attend the Meeting but will not be permitted to ask questions or vote, unless they duly appoint themselves as their own proxy holder and comply with all of the requirements set out in the Circular relating to that appointment and registration and applicable laws. Failing which, any Beneficial Shareholder will be able to attend the Meeting as a guest but will not be able to vote or ask questions at the Meeting.

The Company strongly encourages you to vote your shares by proxy prior to the Meeting rather than at the Meeting.

Your Vote is Important

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the "**Meeting Materials**"), our financial statements and our management's discussion and analysis for the year ended December 31, 2020 (collectively, the "**Financial Information**") to Shareholders using the notice-and-access provisions under National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* and under National Instrument 51-102 – *Continuous Disclosure Obligations*.

On or about August 5, 2021, we will mail to Shareholders of record as of the close of business on July 28, 2021, a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.

Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and https://www.silverelef.com/investors/shareholder-meetings/.

You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-569-3661.

DATED at Vancouver, British Columbia, this 28th day of July, 2021.

BY ORDER OF THE BOARD

/s/ "John Lee"

John Lee
Chief Executive Officer
Silver Elephant Mining Corp.



SILVER ELEPHANT MINING CORP.

MANAGEMENT INFORMATION CIRCULAR TABLE OF CONTENTS



SILVER ELEPHANT MINING CORP.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "**Circular**") has been prepared to provide information to shareholders ("**Shareholders**") of Silver Elephant Mining Corp. ("**Silver Elephant**" or the "**Company**") as of the close of business on July 28, 2021, (the "**Record Date**") regarding the 2021 annual general and special meeting of Shareholders to be held on Friday, September 10, 2021 (the "**Meeting**").

The Meeting will be held as a completely virtual Meeting, which will be conducted via teleconference.

Shareholders wishing to attend the Meeting may do so by calling 1-877-407-2991 (toll-free in Canada and USA) or 1-201-389-0925 (for holders outside of Canada and USA) and instructions will be provided as to how shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

A summary of the information Shareholders will need to attend the Meeting is provided below.

All information in the Circular is as at July 28, 2021 unless otherwise noted are expressed in Canadian dollars are referred to as "C$".

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in the Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held on September 10, 2021 at 6:30 a.m. (Pacific Daylight Time) via live teleconference which may be accessed by Shareholders via the dial-in information provided above.

Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, all of which costs are paid by the Company. If you are eligible to vote and your common shares of the Company ("**Common Shares**") are registered in your name, you can vote your Common Shares in person at the Meeting or by completing your proxy form and returning the same in accordance with the instructions set out herein and in the enclosed documents. If your Common Shares are not registered in your name but are held by a nominee, please see below.

Receiving Documents

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form ("**VIF**" and, together with the Notice of Meeting and the Circular, collectively, the "**Meeting Materials**"), our financial statements and our management's discussion and analysis for the year ended December 31, 2020 (the "**Financial Information**") to Shareholders using the notice-and-access provisions under National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") and under National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**").

On or about August 5, 2021, we will mail to Shareholders of record as of the close of business on July 28, 2021 a notice (the "**N&A card**") containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.

If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.

Copies of the Meeting Materials are also available on the Internet at www.sedar.com and on the Company's website at https://www.silverelef.com/investors/shareholder-meetings/. Copies of the Financial Information are also available on the Internet at www.sedar.com and the Company's website at https://www.silverelef.com/investors/financial-reports/.

You may request a paper copy of the Meeting Materials and the Financial Information by contacting the Corporate Secretary at 604-569-3661.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The Proxy solicitation rules under the United States *Securities Exchange Act* of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is amalgamated under the *Business Corporations Act* (British Columbia) (the "**BCBCA**"), as amended, certain of its directors and its executive officers are residents of Canada or elsewhere, and its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment made by a United States court.

Registered and Beneficial Shareholders

The N&A card and VIF are being sent to both Registered and Beneficial Shareholders.

As a Shareholder, you may request printed copies of our annual and interim financial statements and management's discussion and analysis by checking the appropriate box on the enclosed VIF.

VOTING

Who Can Vote

You are entitled to receive notice of and vote at the Meeting if you held our Common Shares as of the close of business on July 28, 2021, the record date.

Each Common Share that you own entitles you to one vote on each item of business at the Meeting.

How to Vote

We are holding the Meeting in a virtual only format this year out of an abundance of caution to proactively deal with the potential issues arising from the unprecedented public health impact of COVID-19 and to limit and mitigate risks to the health and safety of our communities, Shareholders, employees, directors and other stakeholders. All Shareholders will have an opportunity to listen to the Meeting, and Registered Shareholders and duly appointed proxy holders will be permitted to ask questions and vote at the Meeting by calling into the Meeting using the dial-in information provided above regardless of their geographic location.

There are different ways to submit your voting instructions, depending on whether you are a registered or Beneficial Shareholder. You may vote before the Meeting by completing your form of proxy or VIF in accordance with the instructions provided therein. Beneficial Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Common Shares are voted at the Meeting.

If you attend the Meeting via teleconference, it is important that you are connected to the teleconference call at all times during the Meeting in order to vote when required. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting and complete any related procedures as directed.

Registered Shareholders

Attending and Voting at the Meeting

You are a registered Shareholder if you have your Common Shares registered in your name.

You do not have to complete the proxy form if you want to attend the Meeting live via teleconference and vote directly at the Meeting.

Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Meeting by calling 1-877-407-2991 (toll-free in Canada and USA) or -201-389-0925 (for holders outside of Canada and USA) and instructions will be provided as to how shareholders entitled to vote at the Meeting may participate and vote at the Meeting. You will be asked to provide your proxy control number (the "**control number**") for account validation when requested.

- *Registered Shareholders*: The control number is located on the form of proxy or in the email notification that you received.

  If, as a registered Shareholder, you decide to vote your Common Shares at the Meeting, you will be revoking any and all previously submitted proxies for the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to vote at the Meeting.

If, as a registered Shareholder, you are using your control number to participate in the Meeting and you wish to revoke any and all previously submitted proxies for the Meeting you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting.

Registered Shareholders who wish to appoint a third-party proxy holder to represent them at the Meeting **MUST** submit **their duly completed proxy form or VIF AND register the proxy holder.** See "*Voting by Proxy*" below.

Voting by Proxy

Mr. Greg Hall, Director of the Company, or failing him, Mr. John Lee, Director of the Company, have agreed to act as the Company's proxy holder representatives. You can appoint someone other than the Company's representatives to attend the Meeting and vote on your behalf. **If you want to appoint someone else as your proxy holder, print the name of the person you want in the space provided in the form of proxy and follow the procedures as outline below. This person does not need to be a Shareholder.**

On any ballot, your proxy holder must vote your Common Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Common Shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxy holder will have the discretion to vote as he or she see fit.

If you appoint the Company's representatives but do not tell them how to vote your Common Shares, your Common Shares will be voted:

- *For* the fixing the number of directors at four (4);

- *For* the four nominated directors listed on the proxy form and in the Circular;

- *For* re-appointing Davidson & Company LLP as the independent auditor and authorizing the Board to fix the auditor's remuneration; and

- *For* approving the new 10% rolling incentive plan of the Company,

all as more particularly set out herein.

This is consistent with the voting recommendations by the Board and management. **If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Company's representatives will vote according to management's recommendation.**

A proxy will not be valid unless it is signed by the registered Shareholder, or by the registered Shareholder's attorney with proof that they are authorized to sign. If you represent a registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States. You may also vote on the Internet or by telephone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 6:30 a.m. (Pacific Daylight Time) on September 8, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.

If you appoint someone other than the Company's representatives to be your proxy holder to attend, participate or vote at the Meeting, you **MUST** submit your proxy form or VIF (as applicable) appointing such third party proxy holder **AND** register the third party proxy holder, as described below. Registering your proxy holder is an additional step to be completed **AFTER** you have submitted your proxy form or VIF. **Failure to register the proxy holder will result in the proxy holder not receiving a Username to attend, participate or vote at the Meeting.**

- **Submit your proxy form or VIF**: If you are a registered Shareholder and wish to appoint a third party proxy holder to attend, participate or vote at the Meeting as your proxy and vote your Common Shares, you have to insert such person's name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxy holder, which is an additional step to be completed once you have submitted your form of proxy or VIF.

Non-Registered Shareholders

If your Common Shares are registered in the name of:

- your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your Common Shares in a nominee account; or

- a clearing agency like the Canadian Depository for Securities Limited (CDS).

The following information is of significant importance to shareholders who do not hold their Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of beneficial owners ("**Beneficial Shareholders**") – those who object to their name being made known to the issuers of securities which they own (called "**OBOs**" for objecting beneficial owners), and those who do not object to the issuers of the securities they own knowing who they are (called "**NOBOs**" for non-objecting beneficial owners).

The Company is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Information Form ("**VIF**") from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

The Meeting Materials are being sent to Beneficial Shareholders who are NOBOs. If you are a Beneficial Shareholder, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

The Company is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials indirectly through intermediaries to its OBOs. The Company will pay these intermediaries expenses to deliver Meeting Materials to OBOs. Intermediaries are responsible for delivering the Meeting Materials to OBOs unless the OBO has waived the right to receive them. Beneficial Shareholders, who are OBOs, should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company) different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder's representative. **If you receive a VIF from Broadridge, it must be completed and returned to Broadridge in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as you instruct; or (b) have any alternate representative you may choose duly appointed to attend the Meeting and vote your Common Shares.**

Alternatively, you can request in writing that your broker send you a Proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

Notice To Shareholders In The United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being affected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States *Securities Exchange Act* of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is amalgamated under the *Business Corporations Act* (British Columbia) (the "**BCBCA**"), as amended, certain of its directors and its executive officers are residents of Canada and its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment made by a United States court.

Notice-and-Access

As noted above, the Company is utilizing Notice-and-Access Provisions under NI 54-101 and NI 51-102 for distribution of this Circular to non-Registered Shareholders.

The Notice-and-Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval ("**SEDAR**") and at least one other website, rather than mailing paper copies of such materials to non-Registered Shareholders. Electronic copies of this Circular and proxy related materials may be found under the Company's SEDAR profile at www.SEDAR.com and on the Company's website at https://www.silverelef.com/investors/shareholder-meetings/.

The Company will not use procedures known as "stratification" in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of this Circular to some shareholders with the notice package.

In relation to the Meeting, non-Registered Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of this Circular. Shareholders are reminded to review this Circular.

Changing Your Vote

Registered Shareholders

Registered Shareholders may revoke their proxy by sending a new completed proxy form with a later date or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered Shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.

Send the written notice to:

- Silver Elephant Mining Corp., Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2 Attention: Corporate Secretary via email at ir@ilverelef.com; or

- Our transfer agent: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States.

If, as a registered Shareholder, you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online, however you will still be able to listen in and participate in the Meeting by dialing in to the dial in information provided above.

Beneficial Shareholders

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders can change their vote by contacting their intermediary right away, so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Voting Results

Voting results will be filed on the Company's profile on SEDAR (www.sedar.com) and in a news release issued following the Meeting, which will be available on SEDAR and on the Company's website (https://www.silverelef.com/category/news/).

Notice Regarding Non-GAAP Measures

This Circular includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standards Board, including cash costs per payable ounce of precious metals sold and basic attributable income per share to manage and evaluate operating performance. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measure prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. See "Non-GAAP Financial Measures" in our management's discussion and analysis of the financial position and results of operations for the year ended December 31, 2020 for a more detailed discussion of how we calculate such measures and for a reconciliation of certain measures to IFRS terms.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

You can find financial information relating to the Company in our consolidated financial statements, management's discussion & analysis and Annual Information Form (or Annual Report on Form 20-F) for the most recently completed financial year. These documents are available on our website (www.silverelef.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

You can also request copies of these documents by contacting the Corporate Secretary at 604-569-3661 or via email to info@silverelef.com. If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-569-3661.

ABOUT THE MEETING

Time, Date and Place

The Meeting will be held at 6:30 a.m. (Pacific Daylight Time) on September 10, 2021 via teleconference as set out in the Notice of Meeting.

Items of Business

The items of business are set out in the Notice of Meeting.

Quorum and Approval

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is July 28, 2021. Only persons who were Registered Shareholders as of the close of business on July 28, 2021 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular. A quorum for the Meeting shall be two persons present in person, each being a shareholder entitled to vote or appointed by proxy and holding together or representing by proxy not less than 5% of the outstanding shares of the Company entitled to vote at a meeting.

Interest of Informed Persons in Material Transactions

To the knowledge of the Company, no (i) director or executive officer of the Company or any of its subsidiaries; (ii) Shareholder (or director or executive officer of such Shareholder) who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares; and (iii) associates or affiliates of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2020 or any proposed transaction, either of which would have a material effect on us or any of our subsidiaries.

An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its Common Shares and for so long as it holds any of its Common Shares.

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is July 28, 2021. Only persons who were Registered Shareholders as of the close of business on September 8, 2021 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting shall be two persons present in person, each being a shareholder entitled to vote or appointed by proxy, and holding, together or representing by proxy, not less than 5% of the outstanding shares of the Company entitled to vote at a meeting.

Voting Securities and Principal Holders of Voting Securities

The Company's authorized capital consists of an unlimited number of common shares without par value. As at the date hereof, the Company has issued and outstanding **209,477,539** fully paid and non-assessable Common Shares. Each Common Share carries the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company has no other classes of voting securities and does not have any classes of restricted securities. The outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "**ELEF**".

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

Votes Necessary to Pass Resolutions

Ordinary resolutions require a simple majority of 50% plus 1 of the votes cast at the Meeting by Shareholders to be approved.

A simple majority of affirmative votes cast at the Meeting is required to pass all of the ordinary resolutions described herein, other than the resolution approving the repricing of certain Common Share purchase warrants of the Company which requires a simple majority of votes cast by Shareholders other than holders of Warrants who are Insiders (as such term in defined in the TSX Company Manual) to pass. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation. Special resolutions require a two-thirds majority of votes cast at the Meeting by Shareholders to be approved.

DIRECTORS

Number of Directors

The board of directors of the Company (the "**Board**") is a variable board consisting of not fewer than one and not more than fifteen directors. The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion. Unless the director's office is earlier vacated in accordance with the *Business Corporations Act* (British Columbia) and the constating documents of the Company, each director elected will hold office until the next annual meeting or until his successor is appointed.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four (4). Such resolution will be approved if the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour thereof. At the Meeting, the Company will ask Shareholders to vote for the election of the four (4) nominees proposed by the Company as directors. Each holder of Common Shares will be entitled to cast their votes for, or withhold their votes from, the election of each director. The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Management of the Company recommends that you vote <u>IN FAVOUR</u> of fixing the number of directors at four and authorizing the Board to appoint new directors to fill any vacancies on the Board. In the absence of instructions to the contrary, the Company's proxyholders will vote the Common Shares represented by each form of proxy, properly executed, <u>IN FAVOUR</u> of fixing the number of directors at five, and authorizing the Board to appoint new directors as necessary to fill any vacancies on the Board.

Majority Voting for Directors

The Board adopted a majority voting policy on March 25, 2014. The policy stipulates that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number that voted "withheld" in respect of such election, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Corporate Governance and Compensation Committee (the "**CGCC**"). The CGCC will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board's decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any CGCC deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Diversity

The Company is committed to supporting a culture of inclusiveness and diversity. The Company has adopted a written Board Diversity Policy which is available to view on the Company's website at www.silverelef.com under "Corporate – Corporate Governance". The Board currently considers the level of representation of women when making executive officer appointments or set arbitrary targets regarding women on the Board or in executive positions. Although the Board acknowledges that diversity, including diversity of experience, perspective, education, race, gender and national origin is of value to the Company, in considering potential directors and executive officers, the CGCC will continue to seek the most qualified candidates, regardless of their gender. While the CGCC is not specifically focused on achieving any particular level of representation of women on the Board, it will continue to consider that as one of the various factors it reviews as part of its nomination and Board assessment process.

The Company has been successful in recruiting two women to its key leadership positions and does not believe that any gender bias has existed or exists in its hiring or promotion decisions. For that reason, no affirmative action is required to ensure women have an equal opportunity within the Company. As of the date of this Circular, there are no female members of the Board. Of the seven executive officers of the Company, two are women, Ms. Irina Plavutska, Chief Financial Officer, who joined the Company on August 23, 2010 and has been an executive officer of the Company since September 11, 2013, and Ms. Brigitte McArthur, Corporate Secretary, who joined the Company on November 15, 2019. Together, Ms. Plavutska and Ms. McArthur, represent 29% of the overall executive officer positions within the Company. The Company will continue to monitor its gender diversity and disclose the results to its shareholders on an annual basis.

Advance Notice Policy

The Board initiated and adopted an advance notice policy (the "**Advance Notice Policy**") on March 25, 2014. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Term Limits and Retirement Policy

The Company has not adopted term limits for directors or other specific mechanisms for Board renewal, as it is satisfied that the terms of management's current nominees for election as directors are not high, compared to other similar public companies and prevailing governance standards. None of the nominees have served as a director of the Company for more than 10 years with the exception of Mr. John Lee and Mr. Greg Hall who were both appointed on June 13, 2011, with one having served the shortest period at two years.

The CGCC (as defined herein) believes that the Board composition being proposed is adequately balanced between more experienced members with historical knowledge of the Company and the mining industry, and newer members who bring with them fresher perspectives. The Board recognizes the value of consistency of tenure and therefore, seeks to retain this unique skillset among its members unless circumstances require otherwise. As well, the Board believes prescribed term limits or other prescriptive mechanisms are unnecessary where boards follow good corporate governance practices and properly govern themselves. The CGCC continually reviews and assesses the contributions of existing directors and the needs of the Company with respect to Board renewal as part of its nomination process. The Board will periodically consider whether term limits or other mechanisms for Board renewal should be adopted and will implement changes if, and when appropriate.

The Company does not have a retirement policy for its directors.

Information about Nominee Directors

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, province/state and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Company; their independence; their memberships with the applicable committees of the Company; each nominee's attendance to Board meetings and applicable committee meetings. The two committees of the Company are: (i) the Audit Committee (the "**AC**"), and (ii) the Corporate Governance & Compensation Nominating Committee (the "**CGCC**").

In addition, the table shows the nominees' current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and options credited to, each nominee as of the date of this Information Circular.

For additional information regarding compensation, options, equity ownership, and current directorships, please refer to the Statement of Executive Compensation, Director Compensation, Statement of Corporate Governance Practices and Other Directorships. The chart below includes the attendance of each director for the Board of Directors meetings and various committee meetings held between January 1, 2020 to December 31, 2020.

Name of Director/Officer	Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed[(1)]	Number of Options Held[(1)]

John Lee

	15,842,901[(i)]	4,080,000

Present: Executive Chairman and a Director of the Company from January 2013 to present; and Chief Executive Officer from July 17, 2020 to present.

Former: Interim President from June 2011 to October 2018; Interim CEO of the Company from November 2012 to October 2018; Head of Internal Affairs of the Company from October 2018 to February 2019; and Interim President and Interim Chief Executive Officer of the Company from February 2019 to April 2019.

Taipei, Taiwan
Director since: June 2011
Pre-amalgamated October 2009[(iii)]
Non-independent Member
of the Board

Board/Committee Membership	Attendance	%
Board	6 of 6	100%

Number of Stock Options Granted	Exercise Price ($)	Expiry
300,000	0.49	Jan. 12, 2022
550,000	0.33	Jan. 12, 2022
680,000	0.35	Sept. 1, 2022
400,000	0.28	Apr. 6, 2023
350,000	0.33	Oct. 17, 2023
700,000	0.20	Jul. 29, 2024
300,000	0.44	Nov. 1, 2024
800,000	0.22	May 4, 2025

Notes:

(i) Of the 15,842,901 common shares, 15,558,591 are held directly by John Lee and 284,310 common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by John Lee.
(ii) John Lee is not considered independent as he is currently the Company's Executive Chairman.
(iii) Northern Platinum Ltd., Prophecy Holdings Inc. and Prophecy Resource Corp. were amalgamated on June 13, 2011 as one company under the name "Prophecy Resource Corp." Prophecy Resource Corp. changed its name to "Prophecy Coal Corp." on June 14, 2011. Prophecy Coal Corp. changed its name to "Prophecy Development Corp." on January 5, 2015. Prophecy Development Corp. changed its name to "Silver Elephant Mining Corp." on March 16, 2020.

Greg Hall

	213,092[(ii)]	540,000

Present: Co-Founder and Director of the Company from October 21, 2009 to present; President and Director of Water Street Assets; Director of CanX CBD Processing and a Member of the Institute of Corporate Directors.

Former: Founding Partner & Director of PI Financial; Partner and Director of Haywood Securities; VP of Canaccord Genuity; Sr. VP of Leede Jones Gable; Director and Audit Chairman of Silvercorp Metals (NYSE); and Co-Founding Shareholder and Director of Numinus Wellness.

British Columbia, Canada
Director since: June 2011
Pre-amalgamated October 2009[(i)]
independent Member
of the Board
Chairman & Member of AC
Chairman & Member of CGCC

Board/Committee Membership	Attendance	%
Board	6 of 6	100%
Audit Committee	4 of 4	100%
Corporate Governance & Compensation Committee	Nil[(iii)]	N/A

Number of Stock Options Granted	Exercise Price ($)	Expiry
50,000	0.49	Jan. 12, 2022
50,000	0.33	Jan. 12, 2022
50,000	0.35	Sept. 1, 2022
40,000	0.28	Apr. 6, 2023
50,000	0.33	Oct. 17, 2023
120,000	0.20	July 29, 2024
80,000	0.44	Nov. 1, 2024
100,000	0.22	May 4, 2025

Notes:

(1) Northern Platinum Ltd., Prophecy Holdings Inc. and Prophecy Resource Corp. were amalgamated on June 13, 2011 as one company under the name "Prophecy Resource Corp." Prophecy Resource Corp. changed its name to "Prophecy Coal Corp." on June 14, 2011. Prophecy Coal Corp. changed its name to "Prophecy Development Corp." on January 5, 2015. Prophecy Development Corp. changed its name to "Silver Elephant Mining Corp." on March 16, 2020.
(ii) Of the 213,092 common shares, 183,092 are held directly by Greg Hall and 30,000 common shares are held by Greg Hall – TFSA.
(iii) The Corporate Governance & Compensation Committee did not meet during the year ended December 31, 2020.

Name of Director/Officer	Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed[(1)]	Number of Options Held[(1)]

Masateru Igata

Ulaanbaatar, Mongolia
Director since: April 2014
independent Member
of the Board
Member of AC
Member of CGCC

	846,348[(i)]	540,000[(i)]

Present: Director of the Company from April 23, 2014 to present; Founder and Chief Executive Officer of Frontier LLC (Mongolia from March 2007 to present and Founder and Chief Executive Officer of Frontier Japan from January 2015 to present.

Board/Committee Membership	Attendance	%
Board	6 of 6	100%
Audit Committee	4 of 4	100%
Corporate Governance & Compensation Committee	Nil[(ii)]	N/A

Number of Stock Options Granted	Exercise Price ($)	Expiry
70,000	0.49	Jan. 12, 2022
50,000	0.33	Jan. 12, 2022
50,000	0.35	Sept. 1, 2022
40,000	0.28	Apr. 6, 2023
50,000	0.33	Oct. 17, 2023
100,000	0.20	Jul. 29, 2024
80,000	0.44	Nov. 1, 2024
100,000	0.22	May 4, 2025

Notes:

(i) The Common Shares and Stock Option grants are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.
(ii) The Corporate Governance & Compensation Committee did not meet during the year ended December 31, 2020.

Marc Leduc

Colorado, United States
Director since: July 2019
independent Member
of the Board
Member of AC
Member of CGCC

	23,585	330,000

Present: Independent Director of the Company from July 22, 2019 to present; Chief Operating Officer of KORE Mining Ltd. from October 29, 2019 to present; Director of South Star Battery Metals Corp. (formerly "South Star Mining Corp.") from March 25, 2019 to present, and Director of South Atlantic Gold Inc. from April 8, 2020 to present.

Former: President, Chief Executive and a Director of Luna Gold Corp. from January 30, 2015 to August 14, 2016; COO and Interim President and CEO of NewCastle Gold from October 1, 2016 to December 31,2017, EVP of US Operations for Equinox Gold January 1, 2018 to March 31, 2019 and Director of Rupert Resources Ltd. from April 10, 2013 to December 7, 2016.

Board/Committee Membership	Attendance	%
Board	6 of 6)	100%
Audit Committee	3 of 4)	75%
Corporate Governance & Compensation Committee	Nil	N/A

Number of Stock Options Granted	Exercise Price ($)	Expiry
150,000	0.20	Jul. 29, 2024
80,000	0.44	Nov. 1, 2024
100,000	0.22	May 4, 2025

Notes:

(i) The Corporate Governance & Compensation Committee did not meet during the year ended December 31, 2020.

Notes:

(1) The number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by the above directors and officers is based on information furnished by the directors and officers themselves and from the insider reports available at www.sedi.ca.
(2) As of July 28, 2021, the current directors of the Company, four (4) in the aggregate, beneficially owned, controlled or directed, directly or indirectly, an aggregate of 16,925,926 Common Shares (*excluding stock options granted*) or approximately 8% of the Common Shares issued and outstanding. To the knowledge of the Company there are no Common Shares owned directly or indirectly by the Nominee Directors other than as disclosed above.
(3) The AC shall meet four times annually, or more frequently as circumstances dictate. The Audit Committee is comprised of Greg Hall (Chairman), Masateru Igata and Marc Leduc.
(5) The CGCC will meet as often as the Chair shall determine to be necessary or appropriate. The CGCC is comprised of Greg Hall (Chairman), Masateru Igata, and Marc Leduc.

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

John Lee is the Chief Executive Officer, Executive Chairman and has been a Director of the Company since October 2009. Mr. Lee has been an accredited investor in the resource industry since 2001. Under John's leadership, the Company raised over $110 million and grew from having minimal assets to owning substantial assets in USA, Bolivia and Mongolia. Mr. Lee is a CFA charter holder and has degrees in economics and engineering from Rice University. Since joining the Company Mr. Lee has led the Company in making several timely project acquisitions and has also identified, negotiated and financed Pulacayo Project acquisition in 2015 and the Gibellini Project acquisition in 2017.

Greg Hall is a Co-Founder of the Company and has been an Independent Director since October 2009. As corporate director of several public companies since 2003, Mr. Hall has been involved in strategic planning, mergers and acquisitions, and investment decisions. Currently Mr. Hall is President and Director of Water Street Assets, Director of CanX CBD Processing and a Member of the Institute of Corporate Directors. Mr. Hall is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors.

Masateru Igata has been an Independent Director of the Company since April 2014. Mr. Masa Igata, Founder & CEO of Frontier LLC and Frontier Japan, has more than 30 years of professional experience in Asian financial markets. Prior to establishing Frontier Securities(Later renamed as Frontier LLC) in 2007, he had been a Managing Director at Salomon Brother/Citigroup/Nikko Citigroup in Tokyo leading the company to be the most profitable foreign investment bank in Japan for more than the decade. After leaving the firm in 2004, Mr. Igata became interested in Mongolia's fast-growing economy, and began to develop close relationships with many Mongolian businesses since then. Mr. Igata has since invested in Mining, Finance and real estate sector in Japan, Mongolia, Canada and China through his own companies in each region. In addition, with proven expertise on cross-border capital raising, Mr. Igata has been actively promoting Mongolian investment opportunities to foreign investors and advocating capital market's best practices in Mongolia to ensure and enhance its access to foreign investors through a full range of financial services, corporate access and research. In addition, he has extensively advised the Government of Mongolia, several government agencies and major corporate in Mongolia on fund raising, corporate governance and value enhancement. In Japan, Mr. Igata has been advising to major mining companies on corporate governance, investor relations and the outlook on the global mining sector. Hosting Invest Mongolia Tokyo is one of the services to facilitate himself and Japanese investors to access to the Government and the Business in Mongolia. In addition, Mr. Igata has been actively advising to Japanese Government and Government related agencies on the various issues on the global mining industry. Mr. Igata is a certified member of the Securities Analyst Association of Japan and an Advisory Member of the Board at Business Council of Mongolia (BCM). Mr. Igata was conferred a decoration of Nairamdal (Friendship) from President of Mongolia Tsakhiagiin Elbegdorj on June 2017.

Marc Leduc . has been an Independent Director of the Company since July 2019. Mr. Leduc is a mining engineer and geologist with more than 30 years' experience involving all aspects of the development, operations, planning and evaluation of mining projects. Mr. Leduc holds a B.Sc. (Hons) degree in Mining Engineering from Queen's University Kingston, and B.Sc. degree in Geology from the University of Ottawa, and he is a registered professional engineer in both Ontario and BC. Mr. Leduc has led technical teams in the design and construction of large mines, heap leach and tailings facilities. Mr. Leduc has held top management positions with several mining companies including most recently Chief Operating Officer and Interim CEO of NewCastle Gold Ltd before it was acquired in 2017 via merger with Trek Mining Inc. and Anfield Gold Corp. (now named Equinox Gold Corp.). Mr. Leduc, following the merger, remained with Equinox Gold for all of 2018 and into 2019 holding the position of Senior Vice President of US Operations. Mr. Leduc currently holds the position of COO with Kore Mining and is an independent director of South Star Battery Metals Corp. (formerly "South Star Mining Corp.") and South Atlantic Gold Inc.. Mr. Leduc spent several years working in Peru as the President and COO for Bear Creek Mining Corp, a silver exploration and development company.

Management of the Company recommends that you vote IN FAVOUR of the election of each of the above nominees to the Board. In the absence of instructions to the contrary, the Company's proxyholders will vote the Common Shares represented by each Proxy, properly executed, IN FAVOUR of the election of each of the above nominees to the Board.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the best of our knowledge, none of the proposed directors of the Company:

(a)   is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)   was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)   was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, "order" means:

(i)   a cease trade order;

(ii)   an order similar to a cease trade order; or

(iii)   an order that denied the relevant company access to any exemption under securities legislation, that was in effect for more than 30 consecutive days.

Except as disclosed herein, to the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)   is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(b)   has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(c)   has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

APPOINTMENT AND REMUNERATION OF THE AUDITOR

Davidson & Company LLP, Chartered Accountants, ("**Davidson & Company**") of 1200 – 609 Granville Street, Vancouver, British Columbia, V7Y 1G6, will be proposed at the Meeting for appointment as auditor of the Company until the close of business at the next annual meeting, at remuneration to be fixed by the directors. The Audit Committee and Board approved Davidson & Company, who have been auditors for the Company since November 21, 2013.

Management of the Company recommends that you vote IN FAVOUR of the appointment of Davidson & Company as auditors of the Company until the next annual meeting. In the absence of instructions to the contrary, the Company's proxyholders will vote the Common Shares represented by each Proxy, properly executed, IN FAVOUR of the appointment of Davidson & Company as auditors of the Company.

AUDIT COMMITTEE

The complete text of the Company's audit committee charter can be viewed on the Company's website at https://www.silverelef.com/ under Corporate/Corporate Governance in the Company's Corporate Governance Policies and Procedures Manual. Please also see the "Audit Committee" section of the Company's SEC Form 20-F Annual Report for the year ended December 31, 2020, which can be found on the Company's website at https://www.silverelef.com/company/annual-reports/.

Background

Composition, Name of Audit Committee Member, Relevant Experience and Qualifications

The Audit Committee is comprised of Greg Hall (Chairman), Masateru Igata and Marc Leduc, each of which are independent and financially literate. As a result of Messrs. Hall, Igata and Leduc's education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

- the accounting principles used by the Company to prepare its financial statements;
- the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

- reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and
- an understanding of internal controls and procedures for financial reporting.

Refer to disclosure under *Information of Management's Nominees for Director* for relevant education and experience of members of the Audit Committee.

Pre-Approval Policies for Non-audit Services

The Company's auditor, Davidson & Company, has not provided any material non-audit services during the most recently completed fiscal year other than tax fees captioned below.

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested, and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Davidson & Company to the Company to ensure auditor independence. Fees incurred with Davidson & Company LLP and its affiliates, Chartered Accountants, for audit and non-audit services in the last two fiscal years are outlined in the following table.

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Audit Fees (1)	$86,037	$100,000	$100,000
Audit-Related Fees (2)	21,000	Nil	52,340
Tax Fees (3)	15,950	20,000	13,000
All Other Fees	20,000	Nil	Nil
TOTAL	**$146,787**	**$120,000**	**$165,340**

Notes:

1) "Audit Fees" represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
2) "Audit Related Fees" represent fees for assurance and related services that are related to the performance of the audit.
3) "Tax Fees" represent fees for tax compliance, tax advice and planning.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The CGCC assists the Board in carrying out its responsibilities and decision-making process relating to executive and director compensation for the Company and its subsidiaries. The CGCC has the following duties, responsibilities and authority:

(a) to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees;

(b) review director compensation at least annually;

(c) to annually review the Company's base compensation structure and the Company's incentive compensation, stock option and other share-based compensation plans and recommend changes in or additions to such structure and plans to the Board as needed;

(d) to recommend to the Board the annual base compensation of the Company's executive officers;

(e) to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for officers and non-officer personnel providing services to the Company and recommend incentive compensation participation levels for officers and non-officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the CGCC will consider the Company's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years;

(f)   to evaluate the performance of officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;

(g)   to provide oversight of the performance evaluation and incentive compensation of non-officer personnel providing services to the Company; and

(h)   to administer the Company's stock option and other share-based compensation plans and determine the grants of Options and other share-based compensation.

Refer to *Information of Management's Nominees for Director* for relevant education and experience of members of the CGCC.

The CGCC has not considered the implications of the risks associated with the Company's compensation program.

The CGCC is comprised of Greg Hall (Chairman), Masateru Igata and Marc Leduc, each of which are independent.

Named Executive Officers

In this section "Named Executive Officer" (or "**NEO**") means each of the following individuals:

(a)   the Chief Executive Officer (the "**CEO**");

(b)   the Chief Financial Officer (the "**CFO**");

(c)   each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)   each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2020.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director of the Company or its subsidiaries for the financial year ended December 31, 2020.

Although an NEO or director may purchase financial instruments that are designed to hedge or offset a decrease in market value of Common Shares granted as compensation or held, directly or indirectly, by the NEO or director, no such persons currently hold or plan to purchase such financial instruments.

Report on Executive Compensation

This report on executive compensation has been approved by the CGCC. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management, although the CGCC guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company's NEOs. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The CGCC receives competitive market information on compensation levels for executives. The Company's compensation policies and programs are designed to be competitive with similar mining exploration and development companies and to recognize and reward executive performance consistent with the success of the Company's business.

Philosophy and Objectives

The Company's senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)   attracting and retaining talented, qualified and effective executives;

(b)   motivating the short and long-term performance of these executives; and

(c)   aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share-based compensation plan.

Base Salary/Compensation

In the Board's view, paying compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are remunerated in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company.

The compensation to be paid to a particular NEO is determined by gathering competitive information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications. The Company does not engage in formal benchmarking. Payment of cash compensation fits within the objective of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Compensation for the CEO is approved by the Board. Base compensation and bonus levels are determined taking into account in comparison to the Company's peers.

Bonus Compensation

There are currently no specific performance goals set by the Company for executive bonus compensation. Bonus compensation is awarded at the discretion of the Board and the Board considers performance of the individual and the Company, competitive factors and other matters in awarding bonuses. The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive cash and share bonus compensation dependent upon the Company meeting the Company's strategic objectives and milestones and sufficient cash resources being available.

Compensation Peer Groups and Peer Selection Process

In making determinations about executive compensation, the Company believes that obtaining relevant market and benchmark data is very important. Even though, relative to other companies, there are differences and unique aspects of the Company, such information provides a solid reference point and helpful context. When making decisions about the structure and component mix of the Company's executive compensation program, the Company takes into consideration the structure and components of, and the amounts paid under, the executive compensation programs of other comparable peer companies, as derived from public filings and other sources. The Company also considers broader industry practices and the Company's competitors for talent. The Company uses criteria such as industry, geography, scope/complexity of business and organizational size (as measured by revenue, net income, total assets, market capitalization) for talent. The peer group used in connection with decisions relating to 2020 components of compensation consisted of the following companies:

2020 Compensation Benchmarking Peer Group

INV Metals Inc.	Nighthawk Gold Corp.
Star Diamond Corporation	UEX Corporation
Anaconda Mining Inc.	Xtra Gold Resources Corp.
Loncor Resources Inc.	Aurion Resources Ltd.
Benz Mining Corp.	

Compensation Program Components

2020 Target Pay Mix

The Company utilizes various components of the executive compensation focusing on a balanced program reflecting the mining business cycle but also mindful of the interests of the Company's shareholders.

Each compensation element is discussed in more detail below and also set forth in more detail in the 2020 SummaryCompensation Table and 2020 Grants of Plan-Based Awards table.

Base Salary

DESCRIPTION	ADDITIONAL DETAIL
➢ Fixed cash compensation	Intended to provide stable compensation to executive officers and allow the Company to attract skilled executive talentneeded to lead the business and maintain a consistent, stable leadership team
➢ Varies among executive officers and is based on a varietyof considerations, including responsibilities, performance, skills, experience, achievements andthe competitive market for the position, and is individually determined according to each executiveofficer's areas of responsibility and role.	

For newly-hired executive officers, the Company establishes initial base salaries comparable to its peer group and negotiations at the time the executive officer is hired, considering the position, the executive's experience, and qualifications.

Performance Graph

The Board of Directors recognizes that the mining industry is volatile in share prices. The Company's focus is on long-term shareholder value growth. The Company's common shares were valued at $0.49 on the TSX at December 31, 2020. The following chart compares the total cumulative shareholder return for $100 invested in the Company's common shares since December 31, 2015 to December 31, 2020, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.



Note: The Company does not, nor is it contemplating in the near term, paying a dividend on its Common Shares.

Compensation levels for NEOs over the period indicated reflect their accomplishment of performance goals that are targeted at building a foundation for the long-term success of the Company. In particular, NEOs were instrumental in identifying, negotiating and closing key project acquisitions for the Company. Given the early stage of the Company's development, these achievements may not yet be recognized in the market price of the Company's Common Shares, particularly in light of difficult market conditions for mining stocks in recent years. A significant proportion of compensation for the Company's NEOs continues to be "at risk" compensation in the form of Common Shares and Option grants, with the value of such Common Shares and Options being directly affected by changes in share price. However, base salaries are not determined on benchmarks, performance goals or specific formula but are set to be competitive with industry levels. Discretionary cash bonuses may also be paid based upon a review of various operational and other objectives of the Company, the results of which may not have necessarily been reflected in the Company's share price in a particular year. In addition, the trading price of the Common Shares may be affected by various factors not related to the results of the Company such as changes in commodity prices and general economic conditions. Accordingly, it is difficult to specifically correlate total compensation to the trends shown in totality in the above performance graph. Over the period December 31, 2015 through December 31, 2020, total compensation received by the NEOs fluctuated significantly (Refer to *Incentive Plan Awards – Value Vested or Earned During the Year* for NEOs).

Equity Participation – Share-Based and Option-Based Awards

The Company has a 15% fixed share-based compensation plan in place, as approved by the Company's shareholders on June 2, 2016, as amended on June 13, 2017 and September 12, 2019 (the "**2016 Plan**"), under which the Company may grant Options, Bonus Shares (as defined herein) or Stock Appreciation Rights (each, an "**Award**" as defined herein) to acquire the equivalent of a maximum of **14,372,419** of the Company's Common Shares. The Company intends to replace the 2016 Plan with the 2021 Plan (as herein defined) subject to shareholder approval. Please refer to "*Particulars of Additional Matters to be Acted Upon – Approval of the New 10% Rolling Incentive Plan*" for additional information.

The 2016 Plan was established to provide incentive to qualified parties being directors, officers, employees and consultants, to increase their proprietary interest in the Company through equity participation and foster their continued association with the Company. The Company believes that encouraging its directors, officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Awards are granted to staff taking into account a number of factors, including the amount and term of Options or Awards previously granted, base salary and bonuses and competitive compensation factors. Award Options vest according to terms established by the 2016 Plan. At least annually, the CGCC reviews grants of Awards to directors, officers, employees and consultants.

The Company's long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain directors, officers and qualified employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. The Black-Scholes method is used to value Options. Awards provide employees with the opportunity to participate in the growth of the Company's share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

The CGCC approves Awards to facilitate consideration of targeted direct compensation to officers. Award Options are generally granted to directors and officers annually as part of the annual compensation review. Award Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price (the "**Exercise Price**") for Award Options is set in accordance with TSX policies and is based on the five-day volume weighted average trading price prior to the date of grant.

The CGCC may make additional amendments to the 2016 Plan subject to any necessary shareholder and regulatory approvals. Amendments to the 2016 Plan, which would require such approvals include any amendment to the 2016 Plan, which increases the number of Common Shares issuable pursuant to Awards under the 2016 Plan.

The following is a summary of certain provisions of the 2016 Plan and is qualified in its entirety by the full text of the 2016 Plan, subject to any revisions or amendments (including the proposed amendments to the 2016 Plan) deemed necessary by the CGCC and Board.

Purpose

The purpose of the 2016 Plan is to promote the interests and long-term success of the Company by: (i) providing certain employees, directors, officers and consultants with greater incentive to further develop and promote the Company's business and financial success; (ii) furthering the alignment of interests of persons to whom Awards (as defined herein) may be granted with those of the shareholders generally through a proprietary ownership interest in the Company; and (iii) assisting the Company in attracting, retaining and motivating its employees, directors, officers and consultants.

Eligible Persons

Awards may be granted to an employee, director, officer or consultant of the Company or any of its subsidiaries (an "**Eligible** Person"). A participant ("Participant") is an Eligible Person to whom an Award has been granted. An "Award" means any Option, Bonus Share or Stock Appreciation Right (each as defined herein) granted under the 2016 Plan.

Number of Common Shares Available for Awards

Subject to the adjustment provisions provided for in the 2016 Plan and the applicable rules and regulations of all regulatory authorities to which the Company is subject (including the Toronto Stock Exchange (the "Stock Exchange"), defined in the 2016 Plan to mean: "such stock exchange or other organized market on which the Common Shares are principally listed or posted for trading from time to time, and which, for greater certainty, is the TSX" as at the date of this Information Circular), the aggregate number of Common Shares issuable pursuant to Awards granted under the 2016 Plan plus the aggregate number of Common Shares issuable pursuant to outstanding Options granted under the 2016 Plan (as such term is defined in the 2016 Plan), must not exceed the equivalent of **14,372,419** representing 6.86% of the Company's outstanding Common Shares. As of the date of this Information Circular there are a total of 9,527,500 Stock Options outstanding under the 2016 Plan representing 4.55% of the Company's outstanding Common Shares. As of the date of this information circular, there are 112,718 Awards available to be granted pursuant to the 2016 Plan which represents 0.05% of the Company's outstanding Common Shares.

If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award are forfeited, the Common Shares will again be available for issuance under the 2016 Plan. Common Shares will not be deemed to have been issued pursuant to the 2016 Plan with respect to any portion of an Award that is settled in cash.

Number of Common Shares under Award Grant

Subject to complying with all requirements of the Stock Exchange and the provisions of the 2016 Plan, the number of Common Shares that may be purchased under any Award will be determined and fixed by the CGCC at the date of grant.

Maximum Award Grant

The following restrictions will apply to grants of Awards made to Non-Employee Directors (as defined in the Amended and Restated Plan):

(i)　　the annual grant of Awards to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options; and

(ii)　　the maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the number of Common Shares that are outstanding as at a specified time, on a non-diluted basis (as of the commencement of such one-year period).

Exercise Price of Options

The Exercise Price per Common Share under each Option will be the volume weighted average trading price of the Common Shares as reported on the Stock Exchange for the five (5) trading days immediately preceding the day on which the Option is granted, or such greater amount as the CGCC may determine; provided, however, that the Exercise Price of an Option shall not be less than the Current Market Price (the "**Current Market Price**" as such term is defined in the 2016 Plan) calculated on the Award date.

Vesting and Restrictions

Options vest according to the terms of the Option Agreement (as such term is defined in the 2016 Plan) under which they are granted.

Except as determined from time to time by the CGCC and Board, all Options will cease to vest as at the date upon which the Participant ceases to be an Eligible Person (which, in the case of an employee or consultant of the Company or its subsidiaries, will be the date on which active employment or engagement, as applicable, with the Company or its subsidiaries terminates, specifically without regard to any period of reasonable notice or any salary continuance).

Notwithstanding the above, in the event of the death of a Participant prior to the Participant ceasing to be an Eligible Person, all Options of such Participant will become immediately vested.

Term of Options and Causes of Cessation

Subject to s. 8.3 of the 2016 Plan that deals with extensions for blackout periods and the requirements of the Stock Exchange, each Option with expire (the "**Expiry Date**") on the earlier of:

(a) the date determined by the CGCC and specified in the Option Agreement pursuant to which such Option is granted, provided that such date may not be later than the earlier of: (i) the date which is the tenth anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange;

(b) in the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, such period of time after the date on which the Participant ceases to be an Eligible Person as may be specified by the CGCC, which date must not exceed 90 days following the termination of the Participant's employment with the Company, or in the case of Options granted to a director, officer or consultant, 90 days following the Participant ceasing to be a director, officer or a consultant, unless the CGCC otherwise determines, and which period will be specified in the Option Agreement with the Participant with respect to such Option;

(c) in the event of the termination of the Participant as an officer, employee or consultant of the Company or a subsidiary for cause, the date of such termination;

(d) in the event that a director is subject to any order, penalty or sanction by an applicable securities regulatory authority which relates to such director's activities in relation to the Company, and the CGCC determines that such director's Options should be cancelled, the date of such determination;

(e) in the event of the death of a Participant prior to: (i) the Participant ceasing to be an Eligible Person; or (ii) the date which is the number of days specified by the CGCC pursuant to subparagraph (b) above from the date on which the Participant ceased to be an Eligible Person; the date which is one year after the date of death of such Participant or such earlier date as may be specified by the CGCC and which period will be specified in the Option Agreement with the Participant with respect to such Option; and

(f) notwithstanding the foregoing provisions of subparagraphs (b), (c), (d) and (e) above, the CGCC may, subject to the 2016 Plan, and to regulatory approval, at any time prior to expiry of an Option, extend the period of time within which an Option may be exercised by a Participant who has ceased to be an Eligible Person, but such an extension must not be granted beyond the original Expiry Date of the Option as provided for in subparagraph (a) above.

Blackout Extension

Where the Expiry Date for an Option occurs during a blackout period, the Expiry Date for such Option shall be extended to the date which is ten business days following the end of such blackout period, provided that, the Expiry Date for an Option will not be extended if the Eligible Person or the Company is subject to a cease trade order (or similar order under securities laws) in respect of the Company's securities.

Share Bonus Plan

The CGCC will have the right to issue, or reserve for issuance, for no cash consideration, to any Eligible Person, as compensation or a discretionary bonus, any number of Common Shares (the "**Bonus Shares**") as the CGCC may determine. The price at which such Bonus Shares are issued will be equal to the Current Market Price.

"**Current Market Price**" means: (a) in respect of Options, the volume weighted average trading price of the Common Shares as reported on the Stock Exchange for the five (5) Trading Days immediately preceding the day on which the Option is granted, or such greater amount as the CGCC may determine; provided, however, that the Exercise Price of an Option shall not be less than the minimum Exercise Price required by the applicable rules of the Stock Exchange; (b) in respect of Bonus Shares, means the most recent closing price of the Common Shares on the Stock Exchange immediately prior to the grant of the Bonus Shares; and (c) in respect of Stock Appreciation Rights (as defined herein) which are exercised: (i) the closing price of the Common Shares on the Stock Exchange on the date the notice of exercise in respect thereof is received by the Company, if such day is a Trading Day (the "**Trading Day**") and the notice of exercise is received by the Company after regular trading hours; or (ii) the closing price of the Common Shares on the Stock Exchange on the Trading Day immediately prior to the date the notice of exercise in respect thereof is received by the Company, if the notice of exercise is received by the Company during regular trading hours, or on a non-Trading Day.

Stock Appreciation Rights Plan

The CGCC has the right, subject to the paragraphs below, to grant to any Eligible Person stock appreciation rights ("**Stock Appreciation Rights**"), with the specific terms and conditions thereof to be as provided in the 2016 Plan and in the award agreement (the "**Award Agreement**") entered into in respect of such grant.

A Stock Appreciation Right will entitle the Participant to receive from the Company the number of Common Shares, disregarding fractions, as determined on the following basis:

Number of Common Shares	Number of Stock Appreciation Rights x (Current Market Price – SAR Exercise Price) / Current Market Price, less any amount withheld on account of income taxes

The Exercise Price per Common Share under each Stock Appreciation Right ("**SAR Exercise Price**") will be the fair market value of the Common Shares, expressed in terms of money, as determined by the CGCC, in its sole discretion, provided that such price may not be less than the SAR Fair Market Value (as defined herein) or such other minimum price as may be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchange. Subject to the foregoing, the fair market value (the "**SAR Fair Market Value**") of any Common Share for the purpose of determining the SAR Exercise Price for any Stock Appreciation Right will be, unless otherwise determined by the CGCC in their discretion, the trading price at which the Common Shares traded on the Stock Exchange as of close of market on the day immediately prior to the date such Stock Appreciation Right is granted.

The obligation of the Company to issue and deliver any Stock Appreciation Rights pursuant to an Award or to deliver any Common Shares pursuant to the exercise thereof will be subject to receipt of all necessary approvals of any applicable securities regulatory authority and the Stock Exchange. The Company may grant Stock Appreciation Rights with the grant of Options.

Non-Transferability of Awards

Each Award Agreement will provide that the Award granted thereunder is not transferable or assignable to anyone other than by will or by the laws governing the devolution of property, to the Participant's executor, administrator or other personal representative in the event of death of the Participant.

Procedure for Suspending, Amending or Terminating the 2016 Plan

The CGCC has the right at any time to suspend, amend or terminate the 2016 Plan or any Award Agreement, including, but not limited to, the right without approval of the shareholders, to: (a) make amendments of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms; (b) make amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Stock Exchange; (c) make amendments to vesting provisions of Awards; (d) extend the term of any Award held by non-insiders of the Company, as long as the extended term remains within the original expiry of the Award; and (e) prior to the expiry of an Option, extend the period of time within which an Option may be exercised by a Participant who has ceased to be an Eligible Person, but such an extension shall not be granted beyond the original Expiry Date of the Option.

Other Material Information

Subject to the provisions of the 2016 Plan, appropriate adjustments to the 2016 Plan and to Awards will be made, and will be conclusively determined, by the CGCC, to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Common Shares, the payment of share dividends by the Company (other than dividends in the ordinary course) or other changes in the capital of the Company or from a Merger and Acquisition Transaction ("**Merger and Acquisition Transaction**" as defined in the 2016 Plan). In the event of a Merger and Acquisition Transaction, or a proposed Merger and Acquisition Transaction, the CGCC will: (a) in an appropriate and equitable manner, determine any adjustment to the number and type of Common Shares (or other securities or other property) that thereafter will be made the subject of Awards; (b) in an appropriate and equitable manner, determine the number and type of Common Shares (or other securities or other property) subject to outstanding Awards; (c) in an appropriate and equitable manner, determine the Exercise Price with respect to any Award, provided, however, that the number of securities covered by any Award or to which such Award relates will always be a whole number; (d) in an appropriate and equitable manner, determine the manner in which all unexercised rights granted under the 2016 Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the Participants, the time for the fulfilment of any conditions or restrictions on such exercise, and the time for the expiry of such rights; (e) offer any Participant the opportunity to obtain a new or replacement Award over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under the Award and the Exercise Price (and otherwise substantially upon the terms of the Award being replaced, or upon terms no less favourable to the Participant); and (f) commute for or into any other security or any other property or cash, any Award that is still capable of being exercised, upon giving to the Participant to whom such Award has been granted at least 30 days' written notice of its intention to commute such Award, and during such period of notice, the Award, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Award will lapse and be cancelled.

The following table sets out the annual burn rate of the 2016 Plan for each of the Corporation's three most recently completed fiscal years. The annual burn rate represents the total number of securities granted under the 2016 Plan during the applicable fiscal year, divided by the weighted average number of securities outstanding for the applicable fiscal year.

Fiscal Year	Annual Burn Rate (%)
2020	2.1%
2019	3.9%
2018	5.2%

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution approving the adoption of the Company's new incentive plan (the "**2021 Plan**") by approving the unallocated options that may be grantable under the 2021 Plan. See "Particulars of Other Matters to be Acted Upon – Approval of the New Rolling Percentage Stock Option Plan".

Summary Compensation Table

The following table is a summary of compensation paid in the Company's previous three financial years to the Company's NEOs. All compensation noted below are in Canadian Dollars unless otherwise noted.

Name and Position	Year	Salary ($)	Share based awards ($)	Option-based awards [1] ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($) [4]	Total compensation ($)
					Annual incentive plans	Long-term incentive plans			
John Lee [2][10] Executive Chairman, Chief Executive Officer & Director	2020	Nil	Nil	174,476	Nil	Nil	Nil	426,792 [5]	601,268
	2019	Nil	320,000 [11]	21,908 [3][6]	Nil	Nil	Nil	377,370 [5]	719,278
	2018	Nil	Nil	80,064	Nil	Nil	Nil	406,468 [5]	486,532
Irina Plavutska CFO	2020	145,200	Nil	43,619	Nil	Nil	Nil	6,792	195,611
	2019	143,152	40,000 [11]	7,303 [3]	Nil	Nil	Nil	6,370	196,825
	2018	118,500	Nil	17,617	Nil	Nil	Nil	5,424	141,541
Danniel Oosterman [6] Vice-President Exploration	2020	151,800	Nil	43,619	Nil	Nil	Nil	Nil	195,419
	2019	138,000	40,000 [11]	12,342 [3]	Nil	Nil	Nil	Nil	190,342
	2018	108,015	Nil	42,192	Nil	Nil	Nil	Nil	150,207
Ronald Espell [7] VP, Environment and Sustainability	2020	335,317	Nil	95,213	Nil	Nil	Nil	19,603	450,134
	2019	331,674	60,000 [11]	7,303 [3]	Nil	Nil	Nil	29,548	428.525
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Joaquin Merino-Marquez [8] VP, South American Operation	2020	Nil	Nil	96,124	Nil	Nil	Nil	208,728	304,852
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Doolin [2][9] *Former CEO & COO*	2020	259,021	Nil	75,676	Nil	Nil	Nil	6,526	341,224
	2019	298,469	265,000 [11]	74,387	Nil	Nil	Nil	10,672	648,528
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1) Amounts shown in this column represent Options granted as part of the annual compensation package of each NEO. Fair value at the time of grant calculated using the Black-Scholes option pricing model using the assumption Value calculated based on the difference between the closing price of the Common Shares on December 31, 2020 - $0.49 (2019 - $0.39; 2018 - $0.27) and the option exercise price.
2) John Lee and Michael Doolin did not receive compensation for acting as a Director of the Company.
3) Stock options granted on July 29, 2019 were not valued at December 31, 2019 due to the following: further to the voluntary forfeiture of stock options with expire dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 794, 000 new stock options with an expire date of July 29, 2024 at an exercise price of $0.20 per share. As of December 31, 2019, the re-issuing of these options had been approved by the TSX, but they had not been approved by the shareholders; consequently, these options were not valued. Subsequently the stock options were ratified and approved by the shareholders at the Company's special meeting of shareholders held March 16, 2020.
4) All Other Compensation for NEOs is comprised of payments for health Benefits amongst other things which are made on behalf of all corporate employees of the Company.
5) All other Compensation for Mr. Lee consisted of the following: Linx Partners Ltd., a private company controlled by John Lee, our Chief Executive Officer, Executive Chairman and a director of the Company, has provided management and consulting services to the Company since April 7, 2015 (prior to that, from June 13, 2011, Mr. Lee's management and consulting services were provided to the Company though Mau Capital Management LLC, another private company controlled by Mr. Lee). During the year ended December 31, 2020, we paid $420,000 (2019 - $371,000; 2018 - $401,044) for management and consulting services rendered to the Company by Linx Partners Ltd. and $6,792 (2019 - $6,370; 2018 - $5,424) for health benefits
6) Danniel Oosterman was appointed Vice President Exploration on February 2, 2018.
7) Ronald Espell was appointed VP, Environment and Sustainability on October 29, 2018.
8) Joaquin Merino-Marquez was appointed VP, South American Operations on November 1, 2019.
9) Michael Doolin was appointed Chief Executive Officer and Chief Operating Officer on April 1, 2019 and ceased to act as Chief Executive Officer and Chief Operating Officer on July 17, 2020. Mr. Lee assumed the role of Chief Executive Officer effective July 17, 2020.
10) Mr. Lee was appointed the role of Chief Executive Officer effective July 17, 2020.
11) On January 6, 2020, the Company issued bonus Common Shares with a fair value of $0.40 per share to executive officers under the Share-Based Compensation Plan. The bonus Common Shares were based on the year ended December 31, 2019.

During the years ended December 31, 2020, 2019 and 2018, the stock option values were calculated using the following weighted average assumptions:

	Year ended December 31,		
	2020	**2019**	**2018**
Risk-free interest rate	1.46%	1.54%	1.77%
Expected life of options in years	4.06	4.45	4.40
Expected volatility	132.47%	132.75%	135.71%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%	12%	12%
Weighted average fair value of options granted during the period	$0.30	$0.31	$0.32

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Common Shares. The expected forfeiture rate is based on the historical forfeitures of options issued.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The Company currently has a Share-Based Awards Plan (the "**Plan**"). Although it also contains provisions for the awarding of Stock Appreciation Rights, as at December 31, 2020. The following table sets out the Option-Based Awards and Share-Based Awards outstanding as at December 31, 2020, for each NEO.

Option-Based Awards and Share-Based Awards outstanding as at December 31, 2020 for each NEO.

	OPTIONS-BASED AWARDS				SHARE-BASED AWARDS		
Name	**Number of securities underlying unexercised options (#)**	**Option exercise price (CDN$)**	**Option expiration date**	**Value of Unexercised in-the-money options (CDN$) (1)**	**Number of shares or units of shares that have not vested (#)**	**Market or payout value of share-based awards that have not vested (CDN$)**	**Market or payout value of vested share-based awards not paid out or distributed (CDN$)**
John Lee CEO, Executive Chairman & Director	500,000 300,000 550,000 680,000 400,000 350,000 700,000 300,000 800,000	0.20 0.49 0.33 0.35 0.28 0.33 0.20 0.44 0.22	2-Jun-21 12-Jan-22 12-Jun-22 1-Sep-22 6-Apr-23 17-Oct-23 29-Jul-24 1-Nov-24 4-May-25	145,000 Nil 88,000 95,200 84,000 56,000 203,000 15,000 216,000	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil
Irina Plavutska CFO	70,000 37,500 50,000 100,000 100,000 200,000	0.49 0.28 0.33 0.20 0.44 0.22	12-Jan-22 6-Apr-23 17-Oct-23 29-Jul-24 1-Nov-24 4-May-25	Nil 7,875 8,000 29,000 5,000 54,000	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Danniel Oosterman Vice-President Exploration	200.000 20.000 50.000 100.000 100.000 200.000	0.31 0.28 0.33 0.20 0.44 0.22	20-Feb-23 6-Apr-23 17-Oct-23 29-Jul-24 1-Nov-24 4-May-25	36,000 4,200 8,000 29,000 5,000 54,000	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Ronald Espell VP, Environment and Sustainability	200,000 100,000 200,000 300,000	0.20 0.44 0.22 0.50	29-Jul-24 1-Nov-24 4-May-25 17-Aug.25	58,000 5,000 54,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Joaquin Merino-Marquez VP, South American Operation	200,000 250,000 300,000	0.44 0.22 0.50	1-Nov-24 4-May-25 17-Aug-25	10,000 67,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Doolin (2) *Former CEO & COO*	Nil	N/A	N/A	Nil	Nil	Nil	Nil

Notes:

1. The value at December 31, 2020 is calculated by determining the difference between the closing price on the TSX of the Common Shares at December 31, 2020 ($0.49 per Common Share/Market Value) and the Exercise Price of the Options.
2. Michael Doolin was appointed Chief Executive Officer and Chief Operating Officer on April 1, 2019 and ceased to act as Chief Executive Officer and Chief Operating Officer on July 17, 2020. Mr. Lee assumed the role of Chief Executive Officer effective July 17, 2020.

Incentive Plan Awards -Value Vested or Earned During the Year ended December 31, 2020

The following table sets out the value vested or earned as at the year ended December 31, 2020, for incentive plan awards outstanding for each NEO:

Name	**Option-based awards Value vested during the year ($)(1)**	**Share-based awards – Value vested during the year ($)**	**Non-equity incentive plan compensation – Value earned during the year ($)**
John Lee CEO, Executive Chairman & Director	334,100	Nil	Nil
Irina Plavutska CFO	51,975	Nil	Nil

Name	Option-based awards Value vested during the year ($)[1]	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Danniel Oosterman Vice-President Exploration	48,300	Nil	Nil
Ronald Espell VP, Environment and Sustainability	53,500	Nil	Nil
Joaquin Merino-Marquez) VP, South American Operation	25,250	Nil	Nil
Michael Doolin [3] *Former CEO & COO*	132,000		Nil

Notes:

(1) The value of the vested in-the-money options at December 31, 2020 is calculated by determining the difference between the closing price on the TSX of the Common Shares at December 31, 2020 ($0.49 per Common Share) and the Exercise Price of the Options.

(2) Mr. Lee was appointed as Chief Executive Office effective July 17, 2020.

(3) Michael Doolin was appointed Chief Executive Officer and Chief Operating Officer on April 1, 2019 and ceased to act as Chief Executive Officer and Chief Operating Officer on July 17, 2020. Mr. Lee assumed the role of Chief Executive Officer effective July 17, 2020.

Pension Plan Benefits

The Company does not currently offer pension plan, defined contribution plan, deferred compensation plan or similar benefits to its NEOs.

Termination and Change of Control Benefits

Other than as set out below, there are no contracts, agreements, plans or arrangements that provide for payments to a NEO following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in responsibilities of the NEO as of the date of this Information Circular.

John Lee, CEO & Executive Chairman

On January 1, 2010, the Company entered into a consulting agreement with a holding company solely owned by Mr. Lee, at an annual fee of $16,000 (as amended). On November 6, 2012 this agreement was terminated and on November 7, 2012 a new consulting agreement was entered into (which we refer to as the "Mau Agreement"). On April 7, 2015, the Mau Agreement was terminated, and the Company entered into an agreement with Linx that subsequently, on October 9, 2018, was replaced with another agreement with Linx Partners Ltd. ("Linx") (which we refer to as the "New Linx Agreement") for an indefinite term. The New Linx Agreement provides for: (1) consulting fees of $336,000 per year, with up to $33,600 per year annual increases during fiscal years 2020 to 2022, at the discretion of the Board of Directors; (2) bonus, based on pre-determined criteria; (3) up to 3,000,000 Common Shares upon meeting certain milestone targets described in the New Linx Agreement; (4) stock options; (5) health and dental benefits; and (6) vacation pay.

The New Linx Agreement may be terminated by the Company at any time for any reason other than for cause upon a 90 days' written notice. If the Company terminates the New Linx Agreement for any reason other than cause, the Company shall pay a termination payment of either $1,600,000, which shall include all applicable taxes, provided the Company has successfully raised total gross aggregate proceeds of no less than $25,000,000 through one or more equity financing(s) undertaken after October 9, 2018, or the lesser amount of $1,000,000, which shall include all applicable taxes, in the event the Company has not successfully raised total gross aggregate proceeds of no less than $25,000,000 through one or more equity financing(s) undertaken after October 9, 2018. Linx may terminate the Linx Agreement by providing the Company with a 90 days' written notice.

The Company entered into a Change of Control Agreement with Linx (the "Linx Change of Control Agreement") dated October 9, 2018. The Linx Change of Control Agreement provides that in the event the New Linx Agreement is terminated as a result of, or within six months following, a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's shareholders receive more than 50% of the outstanding Common Shares of the new or continuing company, and upon an involuntary termination, Mr. Lee shall receive from the Company within 30 days: i) a payment of $1,600,000; ii) reimbursement for all reasonable business related promotion, entertainment and/or travel expenses incurred by Linx during the course of the Linx Agreement with the Company, subject to the expense reimbursement provisions set out in the Linx Agreement; iii) Mr. Lee's entitlement to participate in the Company's annual bonus plan in respect of the calendar year in which the involuntary termination has occurred, and the prior year if such payment has not yet been made; iv) provide Mr. Lee and his eligible dependents with coverage under the Company's Benefit Plans for a period of 30 days after termination of the Linx Agreement; and v) all of Mr. Lee's rights to any stock options he holds shall be governed by the provisions of his stock option agreements with the Company.

Irina Plavutska, Chief Financial Officer

Ms. Plavutska entered into her latest employment agreement with the Company effective February 1, 2018, as amended January 31, 2019. The employment agreement is for an indefinite term and provides for: (1) salary; (2) bonus, at the discretion of the Company; (3) stock options; (4) employee benefits; and (5) vacation pay. Her employment agreement with the Company also provides that in the event her employment is terminated as a result of, or within six months following, a Change in Control, Ms. Plavutska shall receive from the Company within 30 days, a payment equal to two years of her regular annual salary (currently $132,000). In the event Ms. Plavutska's employment agreement is terminated as a result of a Change in Control, all of her rights to any stock options she holds shall be governed by the provisions of her stock option agreements with the Company.

The criteria used to determine the amounts payable to the NEOs is based on industry standards and the Company's financial circumstances. The agreements with the NEOs and subsequent changes were accepted by the Board based on recommendations of the CGCC.

STATEMENT OF DIRECTOR COMPENSATION

Compensation of Directors

Independent directors are paid varying amounts depending on the degree to which they are active on behalf of the Company. See the table below for amounts paid or accrued in fiscal year 2020.

The compensation provided to directors who were not an executive officer for the Company's most recently completed financial year of December 31, 2020, are as follows:

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($) (4)	Non-equity Incentive Plan Compensation	Pension Value	All other Compensation ($)	Total ($)
Greg Hall	26,800	Nil	21,810	Nil	Nil	Nil	48,610
Masa Igata	20,100	Nil	21,810	Nil	Nil	Nil	41,910
Marc Leduc	19,100	Nil	21,810	Nil	Nil	Nil	40,910
Ronald Clayton [1]	11,100	Nil	45,406	Nil	Nil	Nil	56,506
David H. Smith [2]	7,500	Nil	20,638	Nil	Nil	Nil	28,138

Notes:

1. Ronald Clayton resigned as a Director on July 31, 2020.
2. David H. Smith was appointed as a Director on August 3, 2020. Mr. Smith will not be standing for re-election at the Meeting.

Incentive Plan Awards -Value Vested or Earned During the Year ended December 31, 2020

The following table sets out the value vested or earned as at the year ended December 31, 2020 for incentive plan awards outstanding for non-NEO directors:

Name	Option-based awards Value vested during the year ($)[1]	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Greg Hall	47,380	Nil	Nil
Masa Igata	29,600	Nil	Nil
Marc Leduc	36,200	Nil	Nil
Ronald Clayton[2]	Nil	Nil	Nil
David H. Smith[3]	3,480	Nil	Nil

Notes:

(1) The value of the vested in-the-money options at December 31, 2020, is calculated by determining the difference between the closing price on the TSX of the Common Shares at December 31, 2020 ($0.49 per Common Share) and the Exercise Price of the Options.
(2) Ronald Clayton resigned as a Director on July 31, 2020.
(3) David H. Smith was appointed as a Director of the Company on August 3, 2020. Mr. Smith will not be standing for re-election at the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)
Equity compensation plans approved by securityholders	10,272,500	$0.31	362,718
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,272,500	$0.31	362,718

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of July 28, 2021, none of the directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company are indebted to the Company or another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

OTHER DIRECTORSHIPS

Certain directors of the Company are also presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere. With respect to these interlocking board memberships, it is the Board's view that the mining community at the highest levels is closely connected and that in order for the Company's directors to maintain these connections, which are in the best interests of the Company, directors of the Company should be permitted to serve on other boards of directors, including in some cases, the same board of directors. The Current Board is satisfied that it has a system for dealing with conflicts of interest if any were to arise. In addition to their positions, the following current directors also served as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Marc Leduc	KORE Mining Ltd. - Chief Operating Officer South Star Battery Metals Corp. *(formerly "South Star Mining Corp.")* – Director South Atlantic Gold Inc. - Director

ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS

The Company has previously disclosed all attendance at Board of Directors meetings and committee meeting attendance. Please refer to "Election of Directors" as to Board of Directors meetings and committee meeting attendance.

MANAGEMENT CONSULTING AGREEMENTS

On January 1, 2010, the Company entered into a consulting agreement with a holding company solely owned by Mr. Lee, at an annual fee of $16,000 (as amended). On November 6, 2012 this agreement was terminated and on November 7, 2012 a new consulting agreement was entered into (aggregately, referred to as previously disclosed, as the Mau Agreement). On April 7, 2015 the Mau Agreement was terminated, and the Company entered into the Old Linx Agreement. On October 9, 2018 the Old Linx Agreement was replaced with the New Linx Agreement for an indefinite term, and provides for: (1) consulting fees, with up to $36,600 per year with annual increases during fiscal years 2020 to 2022, at the discretion of the Board; (2) bonus, based on the criteria disclosed above under *Bonus Compensation*; (3) up to 3,000,000 Common Shares upon meeting certain milestone targets described in the New Linx Agreement; (4) Options; (5) health and dental benefits; and (6) vacation pay. For further information regarding Mr. Lee's consulting agreements with the Company, refer to the disclosure under *Summary Compensation Table.* Linx is a corporate entity with an address for service at 26th Floor, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong.

The New Linx Agreement is for an indefinite term and may be terminated by the Company for any reason other than for cause upon 90 days' written notice. The Company has the option of paying the consulting fees due under the New Linx Agreement for that 90-day period in lieu thereof. In such case, provided the Company successfully raises through one or more equity financing(s) undertaken after the commencement of the New Linx Agreement: (a) total gross aggregate proceeds of less than $25,000,000, the Company will pay a termination payment to him of $1,000,000; or (b) total gross aggregate proceeds of more than $25,000,000, the Company will pay a termination payment to him of $1,600,000. Mr. Lee's consulting agreement with the Company also provides that in the event the New Linx Agreement is terminated as a result of, or within six months following, a significant change in the affairs of the Company such as a take-over bid, Change of Control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's shareholders receive less than 51% of outstanding Common Shares of the new or continuing company (a "Change of Control"), Mr. Lee shall receive from the Company within 30 days, a payment equivalent to two years' worth of his regular annual consulting fees (currently $336,000). In the event Mr. Lee's consulting agreement is terminated as a result of a Change of Control all rights to any Options he holds shall be governed by the provisions of his stock option agreements with the Company.

Other than disclosed herein, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or a NEO or performed by any other party but are services typically provided to a director or a NEO. The management functions of the Company are not to any substantial degree performed by any person other than the executive officers and directors of the Company.


CORPORATE GOVERNANCE DISCLOSURE


Statement of Corporate Governance Practices

The Board of Directors of the Company, as a whole, is responsible for reviewing the overall governance principles of the Company and is responsible for any governance issues that may arise. National Instrument 58-101 - *Disclosure of Corporate Governance Practices* requires each reporting issuer to disclose its corporate governance practices on an annual basis. The following describes the Company's corporate governance practices.

Corporate Governance Disclosure Requirement		Comments
1. Board of Directors		
(a)	Disclose the identity of directors who are independent.	As of the date of this Information Circular, the independent directors of the Company are Messrs. Hall, Igata, Leduc and Smith.
		Mr. Smith will not be standing for re-election and therefore effective September 10, 2021 there will be three out of four directors which will be independent and represent a majority of Independent Director.
(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.	John Lee is not independent as he is currently the Company's Executive Chairman.
		All of the above have a material relationship with the Company. A material relationship is defined in National Instrument 52-110 to mean any relationship, which could in the view of the board, or reasonably expected to interfere with the exercise of his independent judgment.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "**board**") does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As of the date of this Information Circular there is a majority of independent Directors. Four out of five current directors are independent.
		David H. Smith will not be standing for re-election and therefore effective September 10, 2021 there will be three out of four directors which will be independent and represent a majority of Independent Director.
		The Company's independent Directors meet on an ad-hoc basis in order to facilitate and carry out independent decision making for the Company.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Directorships of the directors of the Company are set out in this Information Circular in the table under the heading *Other Directorships*.

Corporate Governance Disclosure Requirement	Comments

1. Board of Directors *(Continued)*

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The current independent Directors do not hold such meetings. To facilitate open and candid discussions among its independent Directors, the independent members meet via ad-hoc meetings as required.
(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Executive Chairman, John Lee is not an independent Director. The Board provides leadership to its independent Directors by formal Board Meetings. The Company currently does have a "lead director".
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance of each director for all board and committee meetings between January 1, 2020 to December 31, 2020 is set out in the table under the heading "*Attendance of Directors at Board and Committee Meetings*"

2. Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has a written mandate. The Board has the duties to: (i) oversee management of the Company, (ii) exercise business judgment, (iii) understand the Company and its business, (iv) establish effective systems, (v) protect confidentiality and proprietary information, and (vi) prepare for and attend Board, committee and shareholder meetings. The text of the Board's Mandate can be found on the Company's website at www.silverelef.com.

3. Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Company does not maintain separate written descriptions of the roles of the Chairman or Chairs of each of the committees of the Board. Instead, it has developed written charters for each of the committees are available for review on the Company's website at www.silverelef.com under "Corporate – Corporate Governance" or upon request by contacting the Company. The Chair of each committee is responsible for ensuring that the applicable committee fulfils its responsibilities and duties under its governing charter.

Corporate Governance Disclosure Requirement	Comments

3. Position Descriptions *(Continued)*

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO. The position description for the CEO delegates to him the responsibility for, among other things, executing the strategy agreed by the Board and developing the Company's objectives through leadership of the senior executive team including:

- Participation in the development of the Company's vision, strategic agenda, and business plan to facilitate communication and understanding between management and the Board.
- Ensuring operations conform with the Board's view on company policy.
- Ensuring, in consultation with the committees and the full Board, that succession plans are in place at senior executive levels.
- Participation in external relationships which fulfil the Company's obligations as a member of industry and the community.
- Providing the key link between the Board and management, and as a result, has a significant communication, coaching and team-building responsibility.
- Ensuring that the Company's risks are adequately addressed, and appropriate internal controls are in place.
- Representing the shareholders and Board to management and management to the shareholders and Board.
- Carrying out special assignments in collaboration with management or the Board.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

New directors are provided with details of the Company's organizational structure, the structure of the Board, compliance requirements for directors, corporate policies and by-laws and technical reports. They also meet with the directors and senior management of the Company to learn of the functions and activities of the Company. On an ongoing basis, presentations are made to the Board on various aspects of the Company's operations. Directors can also access internal financial information, management, technical experts and consultants.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

As a part of the continuing education of the directors, directors are provided with key documents including the Code of Business Conduct and Ethics, Board and Committee Mandates and Charters, Insider Trading Policy and Continuous disclosure policies. As well, the directors meet with Management to discuss and better understand the business and from time to time visit the Company's properties. Board members are encouraged to communicate with Management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company's records. Directors attend conferences and seminars relevant to their particular expertise.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Company has adopted a written Code of Business Conduct and Ethics for its directors, officers and employees (the "**Code**").

(i) disclose how a person or Company may obtain a copy of the code;

A copy of the Code of Business Conduct and Ethics may be obtained by written request to the Company's offices located at Suite #1610, 409 Granville Street, Vancouver, B.C., V6C 1T2, Canada or can be viewed on the Company's website at www.silverelef.com under "Corporate – Corporate Governance".

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board has instructed management to bring any breaches of the Code to the attention of the Chair of the Audit Committee. Management and employees may report breaches in the Code confidentially and anonymously to the Chair of the Audit Committee.

Corporate Governance Disclosure Requirement	Comments

5. Ethical Business Conduct *(Continued)*

	(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change report has been filed since January 1, 2020 (the commencement of the year ended December 31, 2020), or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
(b)		Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	If a director or executive officer has an interest in any transaction or agreement before the Board, the interested directors or executive officers must abstain from voting on such issues or topics. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee.
(c)		Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statements disclosure issues, accounting, or internal controls, to report such violations or concerns on a confidential and anonymous basis. Such reporting can be made by email or telephone to the Chair of the Audit Committee. The Chair of the Audit Committee then investigates each matter so reported and make corrective and disciplinary action, if appropriate. Complaints may also be made internally.

6. Nominations of Directors

(a)		Describe the process by which the board identifies new candidates for board nomination.	The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the Company's annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. The CGCC is composed entirely of independent directors and is responsible for the identification of new director candidates for Board nomination.
(b)		Disclose whether or not the board has a nominating committee composed of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Company does have a nominating committee which is the CGCC. As of the date of the Information Circular, the CGCC consists entirely of independent Directors. The Chairman of the CGCC, Greg Hall is the primary contact for the CGCC, whereby all activities of the CGCC are first addressed to the Chairman to address. The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the Company's annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.
(c)		If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee. Also describe if the Company implements a majority voting policy for its directors.	The CGCC has the responsibility of, among other things: (i) recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board; and (ii) analyzing the needs of the Board when vacancies arise on the Board and Committees and recommending nominees who meet such needs. The Company has implemented majority voting for its' directors. Information on the majority voting for directors is set out under the heading *Majority Voting for Directors*.

7. Compensation

(a)		Describe the process by which the board determines the compensation for the issuer's directors and officers.	The CGCC assists the Board in carrying out its responsibilities and decision-making process relating to executive and director compensation for the Company and its subsidiaries.
(b)		Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Company does have a compensation committee which is the CGCC. The CGCC consists entirely of independent directors.

Corporate Governance Disclosure Requirement	Comments

7. Compensation *(Continued)*

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The CGCC assists the Board in carrying out its responsibilities and decision-making process relating to executive and director compensation for the Company and its subsidiaries. The CGCC has the following duties, responsibilities and authority:
	(a) to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees. The CGCC shall review director compensation at least annually;
	(b) to annually review the Company's base compensation structure and the Company's incentive compensation, stock option and other share-based compensation plans and recommend changes in or additions to such structure and plans to the Board as needed;
	(c) to recommend to the Board the annual base compensation of the Company's executive officers;
	(d) to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for officers and non-officer personnel providing services to the Company and recommend incentive compensation participation levels for officers and non-officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the CGCC will consider the Company's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years;
	(e) to evaluate the performance of officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;
	(f) to provide oversight of the performance evaluation and incentive compensation of non-officer personnel providing services to the Company; and
	(g) to administer the Company's stock option and other share-based compensation plans and determine the grants of Options and other share-based compensation.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	There are no other committees.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The CGCC oversees the performance of the Board and its Audit Committee. The Board did not review the Boards and Committee performances during the year ended December 31, 2020.

10. Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Company has not adopted Director term limits due to the size of the Company. The Board does not believe it should establish term limits. While the Board acknowledges the benefit of fresh ideas and viewpoints, it encourages alternative means of ensuring Board renewal as opposed to the imposition of arbitrary thresholds given the value of the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. The Company will continue to monitor the effectiveness of the Directors and if required will adopt Director term limits at that time.

Corporate Governance Disclosure Requirement	Comments

11. Policies Regarding the Representation of Women on the Board

Disclosure whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	The Companies has adopted a written Board Diversity Policy which is available to view on the Company's website at www.silverelef.com under "Corporate – Corporate Governance".

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.	The Board currently considers the level of representation of women when making identifying directors. Although the Board acknowledges that diversity, including diversity of experience, perspective, education, race, gender and national origin is of value to the Company, in considering potential directors and executive officers, the CGCC will continue to seek the most qualified candidates, regardless of their gender. While the CGCC is not specifically focused on achieving any particular level of representation of women on the Board, it will continue to consider that as one of the various factors it reviews as part of its nomination and Board assessment process. As of the date of this Circular, there are no female members of the Board.

13. Consideration of the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.	The Company has been successful in recruiting two women to its key leadership positions and does not believe that any gender bias has existed or exists in its hiring or promotion decisions. For that reason, no affirmative action is required to ensure women have an equal opportunity within the Company. As of the date of this Circular, there are seven executive officers of the Company, two are women, Ms. Irina Plavutska, Chief Financial Officer, who joined the Company on August 23, 2010 and has been an executive officer of the Company since September 11, 2013, and Ms. Brigitte McArthur, Corporate Secretary, who joined the Company on November 15, 2019. Together, Ms. Plavutska and Ms. McArthur, represent 29% of the overall executive officer positions within the Company. The Company will continue to monitor its gender diversity and disclose the results to its shareholders on an annual basis.

14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted a target regarding women representation to the Company's Board. Refer above to *"12 - Consideration of the Representation of Women in the Director Identification and Selection Process."*
(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted a target regarding women representation to the Company's executive officers. Board. Refer above to *"13 - Consideration of the Representation of Women in Executive Officer Appointments."*

15. Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	*Company:* As of the date of this Circular, there are no female members of the Board. *Major Subsidiaries* As of the date of this Circular, the Company currently has 5 major subsidiaries of which Ms. Plavutska is a director of 4 major subsidiaries representing 80% of the overall executive positions of the Company's major subsidiaries.
(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	*Company:* As of the date of this Circular, of the seven executive officers of the Company, two are women, Ms. Irina Plavutska, Chief Financial Officer, Ms. Brigitte McArthur, Corporate Secretary representing 29% of the overall executive officer positions within the Company. *Major Subsidiaries* As of the date of this Circular, the Company currently has 5 major subsidiaries of which Ms. Plavutska is an executive officer of 4 major subsidiaries representing 80% of the overall executive positions of the Company's major subsidiaries.

PARTICULARS OF ADDITIONAL MATTERS TO BE ACTED UPON

Approval Of The New 10% Rolling Incentive Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution approving the adoption of the 2021 Plan. The Company's 2016 Plan was previously adopted by the Company and approved by the Shareholders on June 2, 2016. The 2021 Plan is intended to supersede and replace the 2016 Plan with respect to future grants of Options.

The 2021 Plan is a 10% rolling stock option plan which also permits the issuance of bonus shares and stock appreciation rights. The total number of Common Shares reserved and available for issuance pursuant to the 2021 Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangement of the Company or options for services granted by the Company) pursuant to Options and SARs (as defined below) cannot exceed 10% of the issued and outstanding Common Shares of the Company from time to time. As of the date hereof, the Company has **209,477,539** issued and outstanding Common Shares, meaning that pursuant to the terms of the 2021 Plan, **20,947,753** Common Shares may be reserved for issuance pursuant to Options and SARs granted, less the Options outstanding under the 2016 Plan. An aggregate of 14,372,419 Common Shares have been reserved for issuance pursuant to outstanding Options granted under the 2016 Plan, which represents 6.87% of the current total number of issued and outstanding Common Shares. Thus, if the 2021 Plan is approved, Awards for the issuance of up to 11,420,253 Common Shares would become available for grant as Options or SARs by the Company as of the date hereof, which represents 5.45% of the current total number of issued and outstanding Common Shares. Additionally, pursuant to the 2021 Plan, the Company may issue, in any one fiscal year, that number of Bonus Shares (as defined below) as is equal to 5% of the issued and outstanding Common Shares as at the Company's most recently completed fiscal year before the year during which Bonus Shares are granted from time to time. For example, should the 2021 Plan be approved, in the fiscal year ended December 31, 2022, the Company would be entitled to issue Bonus Shares equal to 5% of the issued and outstanding Common Shares on December 31, 2021.

As the 2021 Plan does not include an automatic expiration date, so long as the plan remains active, and per TSX rules, every three years any unallocated awards under the plan must be re-approved by resolution of the Shareholders. If the 2021 Plan is adopted by the Shareholders, it will replace the 2016 Plan in its entirety.

A summary of the terms of the 2021 Plan, which is qualified in its entirety by the full text of the Plan, is set out below. The full text of the 2021 Plan is set forth in Schedule "A" to this Information Circular.

Employees, officers, directors (subject to limitations) and consultants of the Company or any of its subsidiaries will be eligible to participate in the 2021 Plan, which is intended to continue to achieve a number of objectives through the grant of stock options ("**Options**"), stock appreciation rights ("**SARs**") and the issuance of bonus shares ("**Bonus Shares**", and together with the Options and SARs, the "**Awards**") including:

1. attracting, retaining and motivating qualified directors, employees and consultants; and
2. aligning the interests of directors, employees and consultants with those of the Shareholders.

Below is a summary of the material terms of the 2021 Plan:

- The maximum number of Common Shares reserved for issuance by the Company pursuant to Options and SARs granted under the 2021 Plan, plus any other security-based compensation arrangements (involving an issuance of shares from treasury) shall not exceed 10% of the issued and outstanding Common Shares from time to time.

- The maximum number of Bonus Shares issuable in any one fiscal year by the Company pursuant to the 2021 Plan is 5% of the total issued and outstanding Common Shares as at the end of the most recently completed fiscal year.

- The number of securities issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of the Company.

- The number of securities issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of the Company.

- The number of Common Shares reserved for issuance pursuant to the 2021 Plan (together with those Shares which may be issued pursuant to any other security-based compensation arrangement of the Company or options for services granted by the Company) to any one person cannot exceed 5% of the Common Shares outstanding on a non-diluted basis on the date of grant

- The 2021 Plan provides that the exercise price or deemed value is determined by the Compensation Committee when the Award is granted and, in any event, may not be less than the closing price of the Common Shares on the stock exchange such shares are listed on, on the last market trading day prior to the date of the grant of the Award.

- The 2021 Plan provides that the Compensation Committee may at its discretion, provide for Options to vest, if they deem necessary at the time of grant.

- The maximum term for any Option will be ten years pursuant to the 2021 Plan, provided that in the circumstance where the end of the term of an Option falls within, or within ten business days after the end of, a "black out" or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its insiders being the subject of a cease trade order of a securities regulatory authority), the end of the term of such Option shall be the tenth business day after the earlier of the end of such black out period or, provided the blackout period has ended, the scheduled expiry date.

- The 2021 Plan provides that, in the event a holder of Options (an "**Optionholder**") is terminated for cause, all Options granted to such individual will expire immediately. The treatment of Options upon other termination events is as follows:

  o if an Optionholder ceases to be a director, employee or consultant of the Company (or one of the Company's subsidiaries) other than because of termination for cause or death, only those Options vested at the date of such cessation will be exercisable for a maximum period of 60 days; and

  o if an Optionholder ceases to be a director, employee or consultant of The Company (or one of The Company's subsidiaries) by reason of death, the Options then vested will be exercisable for a maximum period of twelve months.

- The 2021 Plan provides that the Options are non-transferable and non-assignable, except in limited circumstances.

- The 2021 Plan provides that the Board shall have the power to amend, suspend or terminate the 2021 Plan or any awards granted thereunder, from time to time without shareholder approval, including changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan and changes regarding the vesting or other terms of the Awards provided that (i) such amendment, suspension or termination is in accordance with applicable laws and the rules of the TSX; and (ii) no such amendment, suspension or termination shall be made that would materially adversely affect the existing rights of the Optionholder.

- The Board shall obtain shareholder approval for amendments:

  o to the maximum number shares that may be reserved for issuance upon exercise of awards granted pursuant to the terms of the 2021 Plan;

  o that would reduce the exercise price of an outstanding awards held by an insider;

  o that would extend the term of any awards granted under the 2021 Plan beyond the expiry date of the awards if such extension would benefit an insider of the Company;

  o that result in cancellation and re-issue of awards;

  o which would permit awards to be granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

  o any amendments to the types of amendments requiring shareholder approval.

- The 2021 Plan includes a cashless exercise feature in the event of a Change of Control (as defined in the 2021 Plan) which allows holders of awards to surrender vested awards that have not been exercised, to the Company, in consideration for a payment in Common Shares or cash (at the option of the holder and subject to the approval of the Board), equal to the difference between the fair market value of the Common Shares and the aggregate exercise price for the Common Shares pursuant to the surrendered awards.

- The 2021 Plan also provides that the Company may withhold from any amount payable to any holder of Awards, in such manner as in its discretion determines necessary, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable legal requirements relating to the withholding of tax or any other required deductions with respect to Options.

- The 2021 Plan also provides for the issuance of SARs and Bonus Shares on substantially the same terms as provided in the 2016 Plan. Bonus Shares may be issued to eligible persons under the 2021 Plan for no cash consideration in such amounts and to such eligible persons as the Company may determine. Each Bonus Share will be deemed to be issued at the market price of the Bonus Share at the time of issuance. The aggregate number of Bonus Shares issuable pursuant to the 2021 Plan in any one fiscal year is equal to 5% of the issued and outstanding Common Shares of the Company outstanding at end of the immediately preceding fiscal year of the Company. SARs may be issued by the Company to eligible persons under the 2021 Plan at an exercise price of no lower than the market price of the Common Shares of the Company on the day immediately prior to the date the SARs are granted. On exercise, the number of Common Shares of the Company issuable to the holder thereof shall be equal to the number of SARs exercised multiplied by a fraction, the numerator of which is the current market price of the Common Shares at the time of exercise minus the exercise price of the SARs and the denominator of which is the current market price of the Common Shares at the time of exercise, minus any amount withheld on account of income taxes.

If the 2021 Plan is approved by Shareholders at the Meeting, all Awards granted following such approval will be subject to, and will vest in accordance with, the terms and conditions of the 2021 Plan and the option agreements applicable thereto. All outstanding Options granted under the 2016 Plan will continue to be governed by, and will vest in accordance with, the terms and conditions of the 2016 Plan and the option agreements pursuant to which such Options were issued. In the event the 2021 Plan is not approved by Shareholders at the Meeting, the 2016 Plan shall continue and the Company shall be entitled to continue to grant awards pursuant to the 2016 Plan.

The full text of the ordinary resolution approving the adoption of the 2021 Plan is set forth below:

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the 2021 Plan Resolution.

BE IT RESOLVED THAT:

1. the new incentive plan (the "2021 Plan") in substantially the form contained in the Management Information Circular dated July 28, 2021 which conforms with the rules and policies of the TSX, as applicable, be and is hereby approved and adopted;

2. the number of Common Shares issuable pursuant Options and SARs under the 2021 Plan be set at 10% of the outstanding issued Common Shares from time to time, subject to any limitations imposed by applicable regulations, laws, rules and regulations;

3. the number of Common Shares issuable as Bonus Shares pursuant to the 2021 Plan in any one fiscal year be set at 5% of the outstanding issued Common Shares as at the most recently completed fiscal year prior to the date of issuance, from time to time, of the Bonus Shares;

4. the unallocated entitlements under the 2021 Plan are hereby approved and the Company has the ability to grant awards under the 2021 Plan until September 10, 2024;

5. the Board is authorized on behalf of the Company to make any further amendments to the 2021 Plan as may be required by applicable regulatory authorities, without requiring further approval of the Shareholders, in order to ensure adoption of the 2021 Plan;

6. the Company is authorized to file the 2021 Plan with the TSX for acceptance, and the implementation of the 2021 Plan is subject to the receipt of such approval; and

7. any one or more directors or officers of the Company, for and on behalf of the Company, is authorized and directed, to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments and do all such other acts or things that may be necessary or desirable to give effect to the provisions of this resolution.

Management of the Company recommends that you vote IN FAVOUR of the **2021 Plan.**

Other Matters

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

RESTRICTED SECURITIES

The Company has no other classes of voting securities and does not have any classes of restricted securities.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

ADDITIONAL INFORMATION

Additional information relating to Silver Elephant is available on Silver Elephant's website at www.silverelef.com, on SEDAR under Silver Elephant's profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of Silver Elephant is provided in its audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2020 can be found under Silver Elephant's profile on SEDAR at www.sedar.com and will be sent without charge to any security holder upon request by contacting the Corporate Secretary of Silver Elephant at Suite 1610, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2, by telephone: (604) 569-3661.

DIRECTORS APPROVAL

The contents of this Information Circular and the sending of it to each Shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorized, by the Board dated at Vancouver, British Columbia, this 28th day of July, 2021.

BY ORDER OF THE BOARD

/s/ "John Lee"
John Lee
Chief Executive Officer

SCHEDULE A
INCENTIVE PLAN
September 10, 2021



Purpose. The purpose of this Plan is to provide incentives to attract, retain and motivate Eligible Persons and to align the interests of such persons with those of shareholders of the Company by providing them an opportunity to participate in the Company's future performance through awards of Awards.

Article 1   Interpretation

1.1   **Definitions and Interpretation**. As used in this Plan, the following words and terms will have the following meanings:

(a)   "**Award**" means, together, the Options, Bonus Shares and Stock Appreciation Rights issuable under this Plan;

(b)   "**Board**" means the board of directors of the Company;

(c)   "**Bonus Share**" has the meaning ascribed thereto in Section 7.1;

(d)   "**Change of Control**" means:

    (i)   the acquisition, whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the *Securities Act* (British Columbia) and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

    (ii)   an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination; or

    (iii)   the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than a subsidiary of the Company or other than in the ordinary course of business of the Company;

(e)   "**Code**" means the U.S. Internal Revenue Code of 1986, as amended;

(f)   "**Committee**" means the Compensation Committee, or any other Committee of the Board, appointed by the Board from time to time to administer this Plan, or if no such committee is appointed, the Board;

(g)   "**Company**" means Silver Elephant Mining Corp. or any successor corporation;

(h) "**Disability**" means the mental or physical state of an individual such that:

  (i) the Board, other than such individual, determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his or her obligations as an employee, independent contractor, consultant or director of the Company either for any consecutive 6-month period or for any period of 8 months (whether or not consecutive) in any consecutive 12- month period; or

  (ii) a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs;

(i) "**Effective Date**" means September 10, 2021;

(j) "**Eligible Person**" means any person providing continuous services to the Company and who is:

  (i) a full-time employee or independent contractor of the Company or any of its subsidiaries or a part- time employee or independent contractor of the Company or any of its subsidiaries; or

  (ii) a consultant to the Company or any of its subsidiaries in respect of whom the Company is permitted to grant Awards under applicable law and the rules and policies of any securities regulatory authority, stock exchange or quotation system with jurisdiction over the Company or the issuance of the Awards; or

  (iii) a director, including an Outside Director, of the Company or any of its subsidiaries;

(k) "**Exercise Agreement**" has the meaning ascribed thereto in section 2.3(g);

(l) "**Exercise Period**" means the period of time during which a particular Awards may be exercised;

(m) "**Exercise Price**" means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

(n) "**Expiry Date**" means the expiry date of an Option as determined by the Committee in accordance with the terms and conditions of this Plan, subject to the time limits and any "black out" or similar periods as provided in section 2.3(e) to this Plan;

(o) "**Expiry Time**" means 4:30 p.m. (Vancouver time) on the Expiry Date;

(p) "**Financial Year**" means the fiscal year of the Company;

(q) "**Incentive Stock Option**" means an Option granted to a U.S. Participant that is intended to qualify as an "incentive stock option" within the meaning of section 422 of the Code;

(r) "**Market Price**" means, as of any date, the value of the Shares, determined as follows:

  (i) if the Shares are listed on the TSX, the Market Price shall be the closing price of the Shares on the TSX for the last market trading day prior to the date of the grant of the Award;

  (ii) if the Shares are listed on the TSX-V, the Market Price shall be the closing price of the Shares on the TSX-V for the last market trading day prior to the date of the grant of the Award less any discount permitted by the TSX-V;

  (iii) if the Shares are listed on a stock exchange other than the TSX-V, the Market Price shall be the closing price of the Shares (or the closing bid, if no sales were reported) as quoted on such exchange for the last market trading day prior to the date of the grant of the Award; and

  (iv) if the Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Committee;

(s)   "**Nonqualified Stock Option**" means an Option granted to a U.S. Participant that is not an Incentive Stock Option;

(t)   "**Option**" means an award of an option to purchase Shares hereunder;

(u)   "**Outside Director**" means every director of the Company who is not a full-time employee of, or consultant to, the Company or any of its subsidiaries;

(v)   "**Participant**" means every Eligible Person who is approved for participation in the Plan by the Committee;

(w)   "**Plan**" means this Incentive Plan, as the same may be amended from time to time;

(x)   "**SAR Exercise Price**" has the meaning ascribed thereto in Section 8.2;

(y)   "**SAR Fair Market Value**" means, for the purpose of determining the SAR Exercise Price for any Stock Appreciation Right, unless otherwise determined by the Committee in their discretion, the Market Price on the day immediately prior to the date such Stock Appreciation Right is granted;

(z)   "**Stock Appreciation Rights**" has the meaning ascribed thereto in Section 8.1;

(aa) "**Shares**" means the common shares in the capital of the Company;

(bb) "**subsidiary**" means a subsidiary of the Company as defined in the *Securities Act* (British Columbia);

(cc) "**Stock Option Certificate**" means the certificate evidencing the award of an Option, substantially in the form of Exhibit A attached hereto;

(dd) "**Termination**" or "**Terminated**" means for the purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide continuous services as an employee, independent contractor, consultant, officer, director or Outside Director to the Company. Notwithstanding the foregoing, an employee will not be deemed to have ceased to provide services in the case of:

    (i)   sick leave approved by the Committee; or

    (ii)   any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

    Notwithstanding anything to the contrary, the Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services to the Company and the effective date on which the Participant ceased to provide services (the "**Termination Date**");

(ee) "**TSX**" means the Toronto Stock Exchange;

(ff) "**TSX-V**" means the TSX Venture Exchange;

(gg) "**U.S. Participant**" means an Eligible Person who is a U.S. citizen or a U.S. resident, in each case as defined in the Code or is otherwise subject to U.S. federal income tax;

(hh) "**Withholding Obligations**" has the meaning ascribed thereto in Section 9.3; and

(ii) "**10% Shareholder**" means a person who owns (taking into account the constructive ownership rules under section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company (or of any subsidiary of the Company).

Article 2   Grant of Awards

2.1   **Number of Shares Available**. Subject to Section 2.2 and Article 6,

(a)   the total number of Shares reserved and available for issuance pursuant to Options and SARs granted under this Plan (together with those Shares which may be issued pursuant to any other security-based compensation arrangement of the Company) shall not exceed 10% of the issued and outstanding Shares of the Company on a non-diluted basis from time to time. For avoidance of doubt, Bonus Shares issued pursuant to this Plan shall not form part of the limit prescribed in this Subsection 2.1(a).

(b)   the number of Shares reserved for issuance pursuant to this Plan (together with those Shares which may be issued pursuant to any other security-based compensation arrangement of the Company or options for services granted by the Company) to any one person shall not exceed 5% of the Shares outstanding on a non-diluted basis on the date of grant;

(c)   the number of securities issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of issued and outstanding securities of the Company; and

(d)   The number of securities issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of issued and outstanding securities of the Company.

Subject to Section 2.2 and Article 6, any unissued Shares in respect of which Awards are granted which cease to be issuable under such Award for any reason (other than exercise of such Award), including without limitation expiry of the Award or surrender of the Award pursuant to an exchange program, will again be available for grant and issuance in connection with future Awards granted under this Plan. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.2   **Adjustment of Shares**. In the event that the number of outstanding Shares is changed by a stock dividend, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)   the number of Shares reserved for issuance under the Plan;

(b)   the number of Shares subject to outstanding Awards; and

(c)   the Exercise Price of outstanding Awards (as applicable),

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and in compliance with applicable securities laws; provided, however, that fractions of a Share will not be issuable under any Awards and any such fractions will be rounded down to the nearest Share.

2.3   **Options**. The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price, the Expiry Date and all other terms and conditions of the Option, subject to the following:

(a)   **Plan and Exercise of Options Subject to Shareholder Approval**. Until such time as this Plan has been approved by the shareholders of the Company in accordance with the requirements of the TSX, no Options granted under this Plan may be exercised;

(b)   **Form of Option Grant.** Each Option granted under this Plan will be evidenced by a stock option certificate in the form attached to this Plan as Exhibit A in the case of grants to Participants or Exhibit B in the case of grants to U.S. Participants, or in such other form as may be approved by the Committee, from time to time (called the "**Stock Option Certificate**") which will contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

(c)   **Date of Grant.** The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Certificate and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(d)   **Vesting and Exercise of Options.** Provided the Participant has not been Terminated, Options may be exercisable until the Expiry Date determined by the Committee and specified in the Stock Option Certificate. The Committee also may provide for Options to vest (i.e. become exercisable) at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines. If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share;

(e)   **Expiry.** The Option shall expire on the Expiry Date set forth in the Stock Option Certificate and must be exercised, if at all, on or before the Expiry Date. In no event shall an Option be exercisable during a period extending more than ten years after the date of grant, provided that in the circumstance where the end of the term of an Option falls within, or within ten business days after the end of, a "black out" or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its insiders being the subject of a cease trade order of a securities regulatory authority), the end of the term of such Option shall be the tenth business day after the earlier of the end of such black out period or, provided the blackout period has ended, the Expiry Date;

(f)   **Exercise Price**. The Exercise Price of an Option will be determined by the Committee when the Option is granted and shall not be less than the Market Price of the Shares on the date of grant;

(g)   **Method of Exercise**. Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the "**Exercise Agreement**") substantially in the form attached to this Plan as Exhibit C, or in such other form as may be approved by the Committee (which need not be the same for each Participant), stating the Participant's election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant's investment intent, access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price (plus any applicable taxes including Withholding Obligations), for the number of Shares being purchased. If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option. The Option may not be exercised unless such exercise is in compliance with all applicable securities laws and the rules and policies of the TSX or any other stock exchange or quotation system upon which the Shares are then listed or quoted, as they are then in effect on the date of exercise, and provided that no blackout period is then in effect under the insider trading policy of the Company;

(h)   **Termination of Option**. Subject to earlier termination pursuant to Article 4 hereof, any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. Notwithstanding any other provisions hereof but subject to any vesting requirements or termination provisions attached to specific Options granted under the Plan, upon the Termination of a Participant, the following provisions shall apply:

(i)   in the case of dismissal without cause, each vested Option held by a Participant shall be exercisable until the date which is the earlier of:

(A)   60 days after the Termination Date; and

(B)   the Expiry Date for such Options,

after which time all vested and unvested Options shall be void and of no further force or effect;

(ii)   in the case of dismissal for cause, each vested and unvested Option held by the Participant shall be void and of no further force or effect on the Termination Date;

(iii)   in the case of Termination as a result of death, each vested Option held by the deceased Participant shall be exercisable until the date which is the earlier of:


(A) twelve months after the Termination Date; and

(B) the Expiry Date for such Options,

after which time such Options shall be void and of no further force or effect;

(iv) in the case of Termination for any reason other than as provided in paragraphs (i), (ii) and (iii) of this section, unless specifically determined otherwise by the Committee, each vested Option held by the Participant shall be exercisable until the date which is the earlier of:

(A) 60 days after the Termination Date; and

(B) the Expiry Date for such Options,

after which time such Options shall be void and of no further force or effect;

(i) **Termination following a Change of Control**. Except as otherwise specified in the Stock Option Certificate for a specific Option, if a Participant is Terminated within 12 months of a Change of Control for any reason other than for cause, voluntary resignation, death or Disability, each Option held by that Participant that is not fully vested on the date on which the Participant is Terminated shall vest immediately and any and all Options held by that Participant shall be immediately exercisable up to, but not after, the date which is the earlier of the Expiry Date and 60 days after the date such person is Terminated;

(j) **Limitations on Exercise**. The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent the Participant from exercising the Option for the full number of Shares for which it is then exercisable;

(k) **Modification, Extension or Renewal.** Subject to Article 3 hereof and applicable laws, rules and regulations (including, without limitation, the rules of any applicable stock exchange or quotation system), the Committee may modify, extend or renew outstanding Options, may modify vesting periods so that any such stock options, whether vested or unvested, may have an amended vesting schedule or may immediately vest and become exercisable, and may authorize the grant of new Options in exchange therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted; and

(l) **Exclusion from Severance Allowance, Retirement or Termination Settlement**. In the event of a Participant's Termination for any reason, the curtailment of such Participant's Options pursuant to the terms of the Plan, shall not give rise to any right to damages (including damages relating to any period of reasonable notice and regardless of whether reasonable or any notice was provided to the Participant) and shall not be included in the calculation of, nor form any part of, any severance allowance, retiring allowance or termination settlement of any kind whatever in respect of such Participant.


2.4 **Issuance of Shares**. Subject to applicable securities laws and any blackout period in effect under the Company's insider trading policy then in effect, and provided that the Exercise Agreement and payment are in form and substance satisfactory to the Company, the Company shall issue the Shares registered in the name of the Participant, the Participant's legal representative or other person as directed by the Participant and shall deliver certificates representing the Shares with the appropriate legends affixed thereto, as the case may be.

Article 3   Options Granted To U.S. Participants

3.1 **Number of Shares for Incentive Stock Options.** Notwithstanding any other provision of this Plan to the contrary (including, but not limited to, Section 2.1), the number of Shares available for granting Incentive Stock Options to U.S. Participants under the Plan may not exceed 10% of the issued and outstanding Shares of the Company on a non-diluted basis as of the later of: (i) the date this Plan is initially adopted by the Board of Directors or (ii) the date the Plan is approved (or reapproved) by the shareholders of the Company, subject to adjustment in accordance with Section 2.2.

3.2   **Designation of Options.** The Stock Option Certificate relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be designated an Incentive Stock Option if all of the requirements under the Code are satisfied or in all other cases, a Nonqualified Stock Option. In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to any Nonqualified Stock Option granted to a U.S. Participant:

(a)   The Exercise Price of a Nonqualified Stock Option granted to a U.S. Participant shall not be less than the Market Price of the Shares on the date of grant, without reduction for any discount as may be permitted by the TSX-V;

(b)   With respect to any tolling of the Expiry Date of a Nonqualified Stock Option in accordance with Section 2.3(e) of the Plan due to a "black out" or similar period imposed under any insider trading policy or similar policy of the Company, such policy must be reasonably designed to ensure compliance with applicable securities laws or rules of the Exchanges.

3.3   **Special Requirements for Incentive Stock Options.** In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)   an Incentive Stock Option may be granted only to employees (including a director or officer who is also an employee) of the Company (or of any parent or subsidiary of the Company within the meaning of section 424 of the Code). For purposes of this Article 3, the term "employee" shall mean a person who is an employee for purposes of the Code;

(b)   the Board will not grant Incentive Stock Options in which the aggregate Market Price (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any parent or subsidiary of the Company within the meaning of section 424 of the Code) exceeds any limitation set forth in section 422(d) of the Code;

(c)   the exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Market Price (without reduction for any discount as may be permitted by the TSX-V) of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Market Price (without reduction for any discount as may be permitted by the TSX-V) of a Share on the date of grant of such Incentive Stock Option;

(d)   an Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than 5 years after the date of grant of such Incentive Stock Option;

(e)   if a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by a parent or subsidiary of the Company within the meaning of section 424 of the Code) for any reason, whether voluntary or involuntary, other than death, permanent disability or just cause, such Incentive Stock Option shall be exercisable by the U.S. Participant (to the extent such Incentive Stock Option was vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is 60 days after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. In this paragraph, "permanent disability" is as defined in section 22(e)(3) of the Code. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company within the meaning of section 424 of the Code) because of the death or a permanent disability of such U.S. Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was exercisable on the date of death or permanent disability, as the case may be) at any time prior to the earlier of the date that is twelve months after the date of death or 60 days after the date of permanent disability, as the case may be, or (ii) the expiration of the term of such

Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company within the meaning of section 424 of the Code) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Board. In this paragraph, "permanent disability" has the meaning assigned to that term in section 22(e)(3) of the Code;

(f)   an Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant; and

(g)   an Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution.

Article 4   Administration

4.1   **Committee Authority.** This Plan will be administered by the Committee. Subject to the general purposes, terms and conditions of this Plan, applicable securities laws and rules and policies of any exchange or quotation system upon which the Shares are listed or quoted, and to the direction of the Board, the Committee will have full discretionary power to implement and carry out this Plan including, without limitation, the authority to:

(a)   construe and interpret this Plan, any Stock Option Certificate and any other agreement or document executed pursuant to this Plan;

(b)   prescribe, amend and rescind rules and regulations relating to this Plan;

(c)   select Eligible Persons to receive Awards;

(d)   determine the form and terms of Awards and Stock Option Certificates and any other agreement or document executed pursuant to this Plan, provided that they are not inconsistent with the terms of the Plan;

(e)   determine the Exercise Price of ay Award (if applicable);

(f)   determine the number of Shares to be covered by each Award;

(g)   determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)   grant waivers of Award conditions or amend or modify each Award, provided that they are not inconsistent with the terms of this Plan;

(i)   determine the vesting, exercisability and Expiry Dates of Awards (as applicable);

(j)   correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Awards, any Stock Option Certificate, any Exercise Agreement and any other agreement or document executed pursuant to this Plan; and

(k)   make all other determinations necessary or advisable for the administration of this Plan.

4.2   **Committee Discretion**. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan.

Article 5   Rights Of Ownership

5.1   **No Rights of a Shareholder**. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are actually issued pursuant to a treasury order or other evidence issued by the Company.

5.2　**Transferability**. Awards granted under this Plan, and any interest therein, will not be transferable or assignable by a Participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the operation of law. During the lifetime of the Participant, an Award will be exercisable only by the Participant. The terms of the Award shall be binding upon the executors, administrators and heirs of the Participant.

Article 6   Corporate Transactions

6.1　**Change of Control**. In the event of a Change of Control any or all outstanding Awards may be surrendered to the Company (the "**Surrender Notice**") by sending written notice to the Company indicating the intention to surrender such Awards. Upon receipt of the Surrender Notice by the Company, the Company will pay to the holder of such surrendered Awards (the "**Surrendering Holder**"), an amount (the "**Settlement Amount**") equal to the excess, if any, of (A) the aggregate fair market value of the Shares issuable upon exercise of the vested and surrendered Awards on the date the Surrender Notice is received by the Company (the "**Surrender Date**"), being the Market Price multiplied by the number of Shares able to be purchased pursuant to the vested and surrendered Awards on the Surrender Date, over (B) the aggregate exercise price for the Common Shares issuable upon exercise of the vested and surrendered Awards.

The Settlement Amount is payable in Shares or in cash at the option of the Surrendering Holder, and subject to approval by the Board. Entitlements to fractional Shares will be rounded down to the next whole number of Shares. The Corporation will withhold from the Settlement Amount such amounts as may be required to be withheld according to law.

6.2　**Dissolution or Liquidation**. In the event of the proposed dissolution or liquidation of the Company, to the extent that an Award has not been previously exercised/issued, the Award will terminate immediately prior to the consummation of such proposed action. The Committee may, in the exercise of its sole discretion in such instances, declare that any Award shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Award as to all or any part of the Shares that may be acquired upon exercise of the Awards, including Shares as to which the Award would not otherwise be exercisable.

6.3　**Assumption of Awards by the Company**. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either:

(a)　granting an Award under this Plan in substitution of such other company's award; or

(b)　assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan.

Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such award will be adjusted appropriately). In the event the Company elects to grant a new Award rather than assuming an existing award, such new Award may be granted with a similarly adjusted Exercise Price.

Article 7   Bonus Shares

7.1　**Share Bonus Plan.** The Committee shall have the right to issue, or reserve for issuance, for no cash consideration, to any Eligible Person, as compensation or a discretionary bonus, any number of Common Shares ("**Bonus Shares**") as the Committee may determine. The price at which such Bonus Shares are issued shall be equal to the Market Price.

7.2　**Limits on Grant of Bonus Shares.** Notwithstanding any other term herein, and for avoidance of doubt, the total maximum number of Bonus Shares issuable pursuant to this Plan in any one Financial Year is equal to 5% of the issued and outstanding Common Shares as at the end of the most recently completed Financial Year.

Article 8   Stock Appreciation Rights

8.1　**Grant of Stock Appreciation Rights.** The Committee shall have the right to grant to any Eligible Person stock appreciation rights ("**Stock Appreciation Rights**"), with the specific terms and conditions thereof to be as provided in this Plan and in the certificate entered into in respect of such grant.

8.2 **Exercise of Stock Appreciation Rights.** A Stock Appreciation Right shall entitle the Participant to receive from the Company the number of Common Shares, disregarding fractions, as determined on the following basis:

Number of Common Shares	Number of Stock Appreciation Rights x (Market Price – SAR Exercise Price) / Market Price, less any amount withheld on account of income taxes

8.3 **SAR Exercise Price.** The exercise price per Common Share under each Stock Appreciation Right ("**SAR Exercise Price**") shall be the fair market value of the Common Shares, expressed in terms of money, as determined by the Committee, in its sole discretion, provided that such price may not be less than the SAR Fair Market Value or such other minimum price as may be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX, TSX-V or any other stock exchange.

8.4 **Necessary Approvals.** The obligation of the Company to issue and deliver any Stock Appreciation Rights pursuant to an Award made under this Article 8, or to deliver any Common Shares pursuant to the exercise thereof, will be subject to all necessary approvals of any applicable securities regulatory authority and the Stock Exchange.

Article 9   General

9.1 **No Obligation to Employ**. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate a Participant's employment or other relationship at any time, with or without cause. Neither any period of notice, if any, nor any payment in lieu thereof, upon Termination shall be considered as extending the period in which an Eligible Person is providing continuous services for the purposes of the Plan.

9.2 **Canadian Tax Withholding.** The Company may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award or Common Share including, without limiting the generality of the foregoing, (a) requiring a Participant as a condition to the exercise of any Awards, to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the Participant to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations; or (b) selling on the Participant's behalf, or requiring the Participant to sell, any Shares acquired by the Participant under the Plan, or retaining any amount which would otherwise be payable to the Participant in connection with any such sale.

9.3 **U.S. Tax Withholding.** In order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable U.S. federal or state payroll, withholding, income or other taxes that are the sole and absolute responsibility of a U.S. Participant are withheld or collected from such U.S. Participant. For the purposes of assisting a U.S. Participant in paying all or a portion of the U.S. federal and state taxes to be withheld or collected upon exercise of an Award , the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit a U.S. Participant, subject to applicable laws, to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise of such Award having a Market Price equal to the amount of such taxes or (b) delivering to the Company Shares (other than Shares issuable upon exercise of such Award) having a Market Price equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

9.4 **Governing Law**. This Plan and all agreements hereunder shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.5 **Termination and Amendment of Plan**. The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Plan or any Award granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, and changes regarding the vesting or other terms of Awards, provided, however that:

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)   no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a recipient with respect to any then outstanding Award, as determined by the Board acting in good faith, without his or her consent in writing;

(c)   the Board shall obtain shareholder approval of the following:

(i)   any amendment to the maximum number of Shares specified in Section 2.1 in respect of which Awards may be granted under the Plan (other than pursuant to Section 2.2);

(ii)   any amendment that would reduce the exercise price of an outstanding Awards held by an insider (other than pursuant to Section 2.2);

(iii)   any amendment that would extend the term of any Award granted under the Plan beyond the Expiry Date, if that extension would benefit an insider of the Company;

(iv)   any cancellation and re-issue of Awards;

(v)   any amendment which would permit Awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vi)   any amendment to this subsection 9.5(c).

9.6   **Powers of the Board Following Termination of the Plan**. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Awards as they would have been entitled to make if the Plan were still in effect.

9.7   **Notices**. Any notice required to be given or delivered to the Company under the terms of this Plan shall be in writing and addressed to the Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to such Participant at the address indicated in the Stock Option Certificate or other agreement executed under this Plan or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three business days after deposit in the mail by certified or registered mail (return receipt requested); one business day after deposit with any return receipt express courier (prepaid); or one business day after transmission by confirmed facsimile or electronic mail.

9.8   **Successors and Assigns**. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.

9.9   **Nonexclusively of the Plan**. Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

9.10   **Section 409A of the Code.** Notwithstanding any provision of this Plan to the contrary, if any provision of this Plan contravenes any regulations or guidance promulgated under section 409A of the Code or would cause any person to be subject to additional taxes, interest and/or penalties under section 409A of the Code, such provision of this Plan, the Award and the Stock Option Certificates or other agreements may be modified by the Board without notice to or consent of the Participant in any manner the Board deems reasonable or appropriate.

*   *   *   *

APPROVED BY THE BOARD: July 28, 2021

[APPROVED BY THE SHAREHOLDERS: September 10, 2021]

EXHIBIT A

Silver Elephant Mining Corp. Stock Option Certificate

The Company hereby grants to the Participant named below, the following Options to acquire common shares ("**Shares**") of the Company on the terms and conditions of the Company's Incentive Plan (the "**Plan**") and on the terms outlined below:

Participant's Name:	_____
Address:	_____
Total Shares:	_____
Exercise Price Per Share:	_____
Date of Grant:	_____
Expiry Date:	_____
Terms of Vesting:	_____
Other:	_____

Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Shares. Participant acknowledges that he/she is not relying on the Company for any tax advice.

This Stock Option Certificate is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of the Stock Option Certificate and the Plan, the terms of the Plan shall govern.

Note: Until such time as this Plan is approved by the shareholders of the Company in accordance with the requirements of the TSX, which approval shall be sought at or prior to the 2021 annual meeting of the Company's shareholders, the Options granted hereunder may not be exercised.

If you agree to accept the Options described above, subject to all of the terms and conditions of the Plan, please sign one copy of this letter and return it to the Company attention of Corporate Secretary at _____ by no later than _____.


SILVER ELEPHANT MINING CORP.

_____
by its authorized signatory
Name:
Title:


I have received a copy of the Plan and agree to comply with and agree that my participation is subject in all respects to, its terms and conditions.

Name of Participant: _____

Signature of Participant _____

Date: _____

Silver Elephant Mining Corp.

U.S. Stock Option Certificate

The Company hereby grants to the Participant named below, the following Options to acquire common shares ("**Shares**") of the Company on the terms and conditions of the Company's Incentive Plan (the "**Plan**") and on the terms outlined below:

Participant's Name:	
Address:	
Total Shares:	
Exercise Price Per Share:	
Date of Grant:	
Expiry Date:	
Terms of Vesting:	
Type of Option (Incentive Stock Option or Qualified Stock Option)(1)	
Other:	

Notes:
(1)   The number of Incentive Stock Options shall be calculated in accordance with (a) below.

Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Shares. Participant acknowledges that he/she is not relying on the Company for any tax advice.

If the Option is designated as an "Incentive Stock Option" as that term is defined in section 422 of the Code, you acknowledge that:

(a)   notwithstanding the designation of the Option as an Incentive Stock Option, to the extent that the aggregate Market Price, determined as of the date such Option was granted, of the Shares issuable on exercise of the Option which are exercisable for the first time by you during any calendar year exceeds US$100,000, such excess Option shall not be treated as an Incentive Stock Option and will be Non-Qualified Stock Options; and

(b)   in order for the Option to be treated as an Incentive Stock Option:

(i)   Shares purchased on the exercise of an Option must not be sold or otherwise disposed of before the later of 2 years from the date the Option was granted, or 1 year from the date the Option was exercised; and

(ii)   If your employment with the Company terminates for any reason other than death as provided in (iii), you must maintain your status as an employee of the Company at all times during the period beginning on the date the Option is granted and ending 60 days before the date an Option is exercised; and

(iii)   If you die while employed with the Company, your Option must be exercised within 12 months after the date of death;

and if the conditions in (A) and (B) above are not met, then preferential tax treatment under the Internal Revenue Code for Incentive Stock Options will not be available.

This Stock Option Certificate is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of the Stock Option Certificate and the Plan, the terms of the Plan shall govern.

Note: Until such time as this Plan is approved by the shareholders of the Company in accordance with the requirements of the TSX, which approval shall be sought at or prior to the 2021 annual meeting of the Company's shareholders, the Options granted hereunder may not be exercised.

If you agree to accept the Options described above, subject to all of the terms and conditions of the Plan, please sign one copy of this letter and return it to the Company attention of Corporate Secretary at _____ by no later than _____.


SILVER ELEPHANT MINING CORP.

_____
by its authorized signatory
Name:
Title:


I have received a copy of the Plan and agree to comply with and agree that my participation is subject in all respects to, its terms and conditions.

Name of Participant: _____

Signature of Participant: _____

Date: _____

EXHIBIT C

SILVER ELEPHANT MINING CORP.

NOTICE OF EXERCISE OF STOCK OPTIONS

UNDER THE INCENTIVE PLAN

TO: Silver Elephant Mining Corp. (the "**Company**")

FROM: _____

DATE: _____

RE: Exercise of Stock Options

I hereby exercise my Options to purchase____Shares for an Exercise Price of $_____ per Share (total aggregate Exercise Price of $_____), effective today's date, in accordance with the terms of my attached Stock Option Certificate.

I hereby:

☐   (a)   enclose a certified cheque payable to Silver Elephant Mining Corp. for the aggregate Exercise Price plus the amount of the estimated Withholding Obligation and I agree that I will pay the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐   (b)   advise the Company that _____ [Name of Brokerage Firm] (the "**Broker**") will pay the Company the amount equal to the aggregate of the Exercise Price and the estimated Withholding Obligation in respect of the above Options (the "**Payment**"). Such Payment will be made by certified cheque, bank draft or wire transfer of immediately available funds, in exchange for certificates (the "**Certificates**") representing such number of Shares to be issued upon due exercise of the above Options, that have been sold by the Broker for my account. I hereby direct you to deliver the applicable Certificates upon receipt of Payment.

Please prepare the Shares certificates, if any, issuable in connection with this exercise in the following name(s):

_____

_____

_____

_____
Signature:

_____
Print or Type Name:

Letter and consideration/direction received on _____, 20__.

By: _____

Title: _____



AUDIT COMMITTEE CHARTER

1. Purpose: Responsibilities and Authority

The Audit Committee (the "**Audit Committee**" or "**Committee**") shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company's independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors (the "**Board**") in carrying out its oversight responsibilities relating to the Company's financial, accounting and reporting processes, the Company's system of internal accounting and financial controls, the Company's compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)   **Relationship with Independent Auditor**.

(I)   Subject to the laws of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)   The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)   The independent auditor shall report directly to the Committee.

(iv)   The Committee shall approve in advance all audit and permitted non-audit services of the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chair may approve services to be performed by the independent auditors and the fee therefore between Committee meetings if the amount of the fee does not exceed $20,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to the Chief Financial Officer ("**CFO**") or a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of the CFO or any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)   At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)   At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)   the independent auditor's internal quality-control procedures;

(B)   any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)   any steps taken to deal with any such issues; and

(D)   all relationships between the independent auditor and the Company.

(vii)   At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

(viii)   The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)   The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)   The Committee shall recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who were engaged on the Company's account or participated in any capacity in the audit of the Company.

(b)   **Financial Statement and Disclosure Review**

(i)   The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company's annual reports.

(ii)   The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company's quarterly financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)   The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the independent auditor's assessment of the quality of the Company's accounting principles, any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls over financial reporting and any special steps adopted in light of material control deficiencies.

(iv)   At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)   all critical accounting policies and practices used by the Company;

(B)   all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor's preferred method was not adopted; and

(C)   other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or IFRS methods on the Company's financial statements.

(v)   Prior to their filing or issuance, the Committee shall review the Company's Annual Information Form including the use of "pro forma" or "adjusted" non-IFRS information.

(vi)   The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)   **Conduct of the Annual Audit**.

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)   The Committee Chair shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)   The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards and Independence Standards Board Standard No. 1. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

(iii   The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

(iv)   The Committee shall make such inquiries to the management and the independent auditor as they deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company's financial and internal controls and procedures and the auditing process.

(d)   **Compliance and Oversight**.

(i)   The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company's investment bankers and financial analysts who follow the Company.

(ii)   The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

(iii)   The Committee shall discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

(iv)   At least annually and prior to the filing of the Annual Information Form ("**AIF**"), the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

(v)   At least annually and prior to the filing of the AIF, the Committee shall review with management and the independent auditor management's internal control report and assessment of the internal controls and procedures, and the independent auditor's report on and assessment of the internal controls and procedures.

(vi)   The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)   The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company's financial statements or accounting policies.

(viii)   The Committee shall oversee the preparation of all reports required under applicable laws, regulations and stock exchange requirements.

(ix)   The Committee shall exercise oversight with respect to anti-fraud programs and controls.

(e)   **Related Party Transactions**.

(i)   The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company's Corporate Governance and Compensation Committee.

(ii)   As used herein, the term "related party" means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term "affiliate" means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

(f)   **Additional Duties**. The Committee shall perform the following additional duties:

(i)   The Committee shall review and make recommendations to the full Board of Directors regarding transactions of a fundamental nature such as amalgamations, mergers and material acquisitions and dispositions.

(ii)   The Committee shall review and make recommendations to the full Board regarding proposed new business activities that require an allocation of resources in excess of C$200,000.

(iii)   The Committee shall review and make recommendations to the full Board regarding any proposed material change to a business or strategic plan that has been previously approved by the Board.

(iv)   To the extent not otherwise provided in this Charter, the Committee shall review disclosure of financial information and other documents required by law to be approved by the Board before release to the public.

(v)   The Committee shall oversee the Company's risk assessment and risk management policies, and regularly review the top risks identified and the policies and practices adopted by the Company to mitigate those risks.

(vi)   The Committee shall review and approve hedging, investment and dividend policies.

(vii) The Committee shall review the appointment of senior financial personnel and make recommendations to the Board regarding the appointment of the Chief Financial Officer.

(viii) The Audit Committee shall recommend to the Corporate Governance and Compensation Committee the qualifications and criteria for membership on the Committee.

2. Structure and Membership

a. **Number and qualification**. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange.

b. **Selection and Removal**. Members of the Committee shall be appointed by the Board. The Board may remove or replace members of the Committee at any time with or without cause.

c. **Independence**. All of the members of the Committee shall be "independent" as required for audit committees by National Instrument NI 52-110 and the rules of the Toronto Stock Exchange.

d. **Chair**. The Board will appoint a Chair of the Committee.

e. **Compensation**. The compensation of the Committee shall be as determined by the Board.

f. **Term**. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3. *Procedures and Administration*

a) **Meetings**. The Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

b) **Subcommittees**. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

c) **Reports to the Board**. The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee's discharge of its responsibilities, and shall report in writing on request of the Executive Chairman.

d) **Charter**. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

e) **Independent Advisors**. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

f) **Investigations**. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

4. *Additional Powers*

The Committee shall have such other duties as may be delegated from time to time by the Board.

5. *Limitations of Committee's Role*

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6. *Committee Member Independence and Financial Literacy Requirements*

A. Independence

See *Appendix 2 - Director Independence Standards* of the Company's *Corporate Governance Policies and Procedures Manual*.

B. Financial Literacy Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

"For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements."

Reviewed and Approved by the Corporate Governance
& Compensation Committee on October 21, 2020

Reviewed and Approved by the Audit Committee
Committee on October 21, 2020
Reviewed and Approved by the Audit Committee
Committee on February 26, 2015